Exhibit 99.2

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                            ASSET PURCHASE AGREEMENT

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                                  BY AND AMONG

                          ZARLINK SEMICONDUCTOR LIMITED

                                       AND

                           ZARLINK SEMICONDUCTOR INC.

                                       AND

                                INTEL CORPORATION

                                       AND

                         INTEL CORPORATION (UK) LIMITED

                                   ----------

                              McCarthy Tetrault LLP


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                                TABLE OF CONTENTS

                                                                            PAGE
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ARTICLE 1 INTERPRETATION...................................................... 2

    1.1      Definitions...................................................... 2
    1.2      Knowledge........................................................10

ARTICLE 2 PURCHASE AND SALE...................................................10

    2.1      Purchase and Sale................................................10
    2.2      Excluded Assets..................................................11
    2.3      Instruments of Conveyance........................................12
    2.4      Assignment of Contracts, etc.....................................12
    2.5      Assumption of Liabilities........................................13
    2.6      Inventory........................................................14

ARTICLE 3 PURCHASE PRICE......................................................14

    3.1      Purchase Price...................................................14
    3.2      Tax Elections / Allocation of Purchase Price.....................14
    3.3      Transfer Taxes...................................................15
    3.4      Value Added Tax..................................................15

ARTICLE 4 WARRANTIES..........................................................16

    4.1      Warranties of Vendor.............................................16
    4.2      Warranties of Zarlink Canada.....................................30
    4.3      Warranties of Purchasers.........................................31

ARTICLE 5 COVENANTS OF VENDOR.................................................32

    5.1      Conduct of Business..............................................32
    5.2      Examination......................................................33
    5.3      Exclusivity......................................................33
    5.4      Closing..........................................................34

ARTICLE 6 COVENANTS OF PURCHASERS.............................................36

    6.1      Closing..........................................................36

ARTICLE 7 EMPLOYEES...........................................................36

    7.1      Employees........................................................36
    7.2      Contact with Employees...........................................37
    7.3      Retention Bonus Payments.........................................37


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ARTICLE 8 DATA PROTECTION.....................................................38

    8.1      Compliance.......................................................38

ARTICLE 9 SURVIVAL OF WARRANTIES..............................................39

    9.1      Survival of Warranties of Vendor and Zarlink Canada..............39
    9.2      Survival of Warranties of Purchasers.............................39

ARTICLE 10 CONDITIONS OF CLOSING..............................................39

    10.1     Conditions for the Benefit of Purchasers.........................39
    10.2     Conditions for the Benefit of Vendor and Zarlink Canada..........40
    10.3     Effects of Termination...........................................41

ARTICLE 11 INDEMNIFICATION....................................................41

    11.1     Indemnification by Vendor........................................41
    11.2     Indemnification by Purchasers ...................................42
    11.3     Obligation to Reimburse..........................................42
    11.4     Mitigation of Losses.............................................42
    11.5     Notification.....................................................42
    11.6     Defense of Third Party Claim.....................................43
    11.7     No Compromise....................................................44
    11.8     Failure to Defend................................................44
    11.9     Limitation on Indemnification....................................44

ARTICLE 12 GUARANTEE..........................................................46

    12.1     Guarantee Undertaking by Zarlink Canada..........................46
    12.2     Nature of Obligations............................................46
    12.3     Waiver...........................................................47
    12.4     Not in Substitution..............................................47
    12.5     Enforceability...................................................47

ARTICLE 13 CLOSING............................................................47

    13.1     Date, Time and Place of Closing..................................47

ARTICLE 14 POST-CLOSING COVENANTS.............................................47

    14.1     Books and Records................................................47
    14.2     Access to Employees..............................................48

ARTICLE 15 MISCELLANEOUS......................................................48

    15.1     Risk of Loss.....................................................48


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                                                                           PAGE
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    15.2     Announcements; Confidentiality...................................49
    15.3     Third Party Rights...............................................49
    15.4     Further Assurances...............................................50
    15.5     Successors in Interest; Assignment...............................50
    15.6     Notices..........................................................50
    15.7     Expenses.........................................................52
    15.8     Counterparts.....................................................53
    15.9     Agent for Service................................................53
    15.10    Severability.....................................................53
    15.11    Entire Agreement.................................................53
    15.12    Gender; plural; business day.....................................54
    15.13    Interpretation...................................................54
    15.14    Currency.........................................................54
    15.15    Headings; References to Legal Terms..............................54
    15.16    Amendment........................................................54
    15.17    Waiver...........................................................54
    15.18    Governing Law....................................................55
    15.19    Jurisdiction.....................................................55

                            ASSET PURCHASE AGREEMENT

AGREEMENT made in the Cities of Montreal, Canada and Santa Clara, California, the 7th day of October, 2005

BY AND AMONG:           ZARLINK    SEMICONDUCTOR    LIMITED,    a    corporation
                        incorporated under the laws of England and Wales under registration number 0705031 and having its registered office at Cheney Manor, Swindon, Wiltshire, United
                        Kingdom, SNZ ZQW, herein acting and represented by Scott
                        Milligan and Ian Cooper, two of its directors,

                                                                     ("Vendor");

AND: ZARLINK SEMICONDUCTOR INC., a corporation incorporated under the laws of Canada and having its registered office at 400 March Road, Ottawa, Ontario, K2K 3H4 herein acting and represented by Donald G. McIntyre, its Senior Vice-President, Human Resources, General Counsel and Secretary and Scott Milligan, its Senior Vice-President, Finance and Chief Financial Officer,

                                                             ("Zarlink Canada");

AND: INTEL CORPORATION, a corporation incorporated under the laws of Delaware, with its registered office at 2200 Mission College Blvd., Santa Clara, California, 95052, herein acting and represented by Arvind Sodhani, its Senior Vice President and President, Intel Capital,

                                                                   ("Intel US");

AND: INTEL CORPORATION (UK) LIMITED, a corporation incorporated under the laws of England and Wales under registration number 1134945 and having its registered office at Pipers Way, Swindon SN3 1RJ, Wiltshire, United Kingdom, herein acting and represented by Arvind Sodhani, its authorized signer,

                                                                    ("Intel UK")

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                                      -2-


THIS AGREEMENT WITNESSETH THAT, in consideration of the mutual covenants herein contained, it is agreed by and between the Parties as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1   Definitions

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

      a)    "Accounts  Payable" means all accounts  payable,  trade payables and
            other   amounts   owed  to  creditors  of  Vendor  and  all  accrued
            liabilities in respect of the foregoing on the Closing Date.

      b) "Accounts Receivable" means all accounts receivable, trade accounts, notes receivable, book debts and other debts due or accruing due to Vendor on the Closing Date.

      c) "Affiliate" shall mean, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls or is controlled by, or is under common control with, such Person.

      d) "Agreement" means this Asset Purchase Agreement, as amended from time to time, including its recitals and Disclosure Schedule.

      e) "Agreement Regarding Premises" means the agreement between Vendor and Intel UK substantially in the form agreed by the Parties.

      f) "Ancillary Agreements" means the Agreement Regarding Premises, the Employee Consultation and Indemnity Agreement, the Non-Competition and Non-Solicitation Deed, the Patent License Agreement, the Supply Agreement and the Transition Services Agreement, collectively.

      g)    "Assumed  Liabilities"  shall have the  meaning set forth in Section
            2.5.

      h)    "Benefit  Plans"  shall  have  the  meaning  set  forth  in  Section
            4.1p)ii)B).

      i) "Books and Records" means all TUPE Information, inspection records and other records, books, documents and data bases recorded or shared by means of any device, including in electronic form, relating to the Business as are in the possession or under the control of Vendor, but shall not include records, books, documents and data bases of Vendor which pertain exclusively to the Excluded Assets or businesses of Vendor other than the Business or any records, books, documents or data bases of Vendor relating to Taxes or Tax returns (except as provided in Section 5.4k). In the event any of the above books and records

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                                      -3-


            pertain to both the Business, on the one hand, and the Excluded Assets or businesses of Vendor other than the Business, on the other hand, or if Vendor is required by Law to keep originals of any such books and records, then the phrase "Books and Records" shall mean copies thereof with all information not related to the Business deleted.

      j) "Business" means the business of the RF Front-End Consumer Business Unit of Vendor as previously or presently conducted by Vendor, consisting of the design, development, manufacture, marketing, licensing, distribution and sale of tuner and demodulator integrated circuits for satellite, terrestrial and cable market segments.

      k) "Closing" means the completion of the purchase and sale of the Purchased Assets contemplated hereunder and the payment to Vendor of the Purchase Price required to be paid at Closing pursuant to Section .

      l)    "Closing Date" shall have the meaning set forth in Section 13.1.

      m) "CNDA" means, collectively, the Corporate Non-Disclosure Agreement No, 2458373 dated February 11, 2004 and its Addendum No. 1 dated August 12, 2005.

      n) "Consents" means consents, approvals, waivers or the like from third parties.

      o) "Contracts" means the contracts, instruments, arrangements and understandings listed in Section 1.1o) of the Disclosure Schedule together with any contracts entered into by Vendor in connection with, or used in or relating to, the Business, but excluding licenses governed by the Patent License Agreement and Excluded Contracts.

      p) "Copyrights" means all copyrights that are either owned by or licensed to Vendor in any Software, Technical Documentation or other copyrighted work used in or relating to the Business.

      q) "Customer and Supplier List" means the list of customers and suppliers relating to the Business: (i) for which there is an outstanding purchase order as at the Closing Date; or (ii) for which a purchase order has been filled in the twelve (12) months prior to the Closing Date, as disclosed in Section 1.1q) of the Disclosure Schedule.

      r)    "Customer  Data" means customer  "personal  data" (as defined in the
            DPA) which form part of the Customer and Supplier List and/or the Books and Records.

      s)    "Customs" shall have the meaning set forth in Section 3.4a).

      t) "Disclosure Schedule" means the schedule dated the date hereof addressed from Vendor to Purchasers.

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                                      -4-


      u)    "DPA" means the United Kingdom Data Protection Act 1998.

      v) "Employee Consultation and Indemnity Agreement" means the Employee Consultation and Indemnity Agreement to be entered into by Vendor, Zarlink Canada and Purchasers in the form agreed by the Parties providing for (i) an employee consultation process during which, among other things, Intel UK proposes to consult employees regarding new terms of employment contracts with a view such that such employment contracts become effective after Closing and (ii) the allocation of consultation obligations and a related indemnity between the Parties.

      w) "Employee Data" means "personal data" (as defined in the DPA) of the Employees which form part of the TUPE Information and/or the Books and Records.

      x) "Employee Payables" means all amounts payable to Employees or for the benefit of Employees, including all accrued wages, salary and benefits, accrued vacation and pay in lieu of notice obligations for Employees as of the Closing Date, for Employees in respect of their employment, or arising from events occurring up to the Closing Date, and all employers' social security Taxes on such amounts.

      y) "Employees" means the persons employed in the Business at the Closing Date and consists only of those persons whose names are set forth in Section 1.1y) of the Disclosure Schedule.

      z) "Employment Claim" means any claim (whether arising by Laws, common law or otherwise) by any Employee relating to his employment or its termination including any claim in relation to redundancy; unfair dismissal; discrimination on the grounds of sex, race, colour, ethnic or national origin, disability, sexual orientation, religion or belief; equal pay; wrongful dismissal; breach of contract; any claim in tort and any other claim whatsoever within the jurisdiction of any courts or tribunals operating within any jurisdiction, including within the United Kingdom.

      aa) "Equipment" means (i) all machinery, spare and repair or replacement parts, equipment, motor vehicles, tools, computers, furniture, fixtures, furnishings, office equipment (including word processing, accounting, communication and reproduction equipment) owned or used by Vendor in or relating to the Business (other than that which forms part of the Excluded Assets or such equipment used, in part, in the Business but primarily used in or relating to the businesses of Vendor other than the Business), and (ii) all assignable warranties of any Person covering all or any part of such items, all of which having a net value of greater than US$1,000 being listed in the Section 1.1aa) of the Disclosure Schedule.

      bb)   "Excluded Assets" shall have the meaning set forth in Section 2.2.

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                                      -5-


      cc) "Excluded Contracts" shall mean those contracts set forth in Section 1.1cc) of the Disclosure Schedule and any contracts with the Employees other than the contracts of employment between Vendor and the Employees transferred to Intel UK in accordance with TUPE on the Closing Date as provided in Section 7.1.

      dd) "Financial Statements" means the unaudited income statements relating to the Business showing profit and loss items for the calendar years ended December 31, 2002, 2003 and 2004 (excluding revenues and expenses of Vendor not associated with the Business), the unaudited income statement relating to the Business for the six months period ended June 30, 2005, the statement of the Purchased Assets as at September 23, 2005, all of which are attached as
            Section 1.1dd) of the Disclosure Schedule.

      ee)   "Governmental  Authority" means any domestic or foreign legislative,
            executive,   judicial  or  administrative   body  or  Person  having
            jurisdiction in the relevant circumstances.

      ff)   "Indemnified  Party"  shall  have the  meaning  set forth in Section
            11.3.

      gg)   "Indemnifying  Party"  shall have the  meaning  set forth in Section
            11.3.

      hh) "Intellectual Property" means intellectual property of whatever nature and kind, arising under the Laws of any jurisdiction anywhere in the world, including all domestic and foreign trade-marks, trade names, domain names, patents, trade secrets, data base rights, Software, industrial designs, integrated circuit topographies and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions, discoveries, formulae, processes and processing methods, technology and techniques, know-how, manuals and all other items similar to any of the foregoing.

      ii) "Inventory" means all inventories, raw materials, work-in-progress (other than work-in-progress located at the Swindon Foundry), finished goods and supplies and maintenance items of Vendor used, to be used in connection with, or relating to the Business.

      jj) "Key Employees" means the Employees of Vendor engaged in the Business designated by Intel UK as set forth in Section 1.1jj) of the Disclosure Schedule.

      kk) "Laws" means in any jurisdiction (i) all laws, statutes, codes and regulations, and (ii) all judgments, orders, writs, injunctions, decisions, rulings, decrees, and awards of any Governmental Authority having the force of law, which in each of the above cases binds the Party or Person referred to in the context in which such word is used.

      ll) "Leases" means the lease and sub-leases for certain Vendor premises to be entered into by Vendor and Intel UK on the Closing Date as contemplated by the Agreement Regarding Premises.

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      mm)   "Licensed  Intellectual  Property"  means  the  Copyrights,   Patent
            Licenses, Topography Rights, Trade Secrets and other Intellectual Property licensed by Vendor from third parties pursuant to the license agreements listed in Section 1.1mm) of the Disclosure Schedule.

      nn) "Liens" means all mortgages, prior claims, pledges, liens, security interests, conditional sale contracts, ownership or title retention agreements and other encumbrances or rights of any nature whatsoever or however arising that in substance secure payment or performance of an obligation.

      oo) "Losses" means any claims, demands, actions, causes of action, judgments, settlements, awards, damages, losses, liabilities, costs or expenses (including interest, penalties and reasonable fees of attorneys and experts).

      pp) "Material Adverse Change" means any material adverse change in the affairs, business, operations, or conditions of the Business in the aggregate or the Purchased Assets (such assets taken as a whole) or in relationships with current and prospective customers, relative competitive position, status of design wins as set forth in the document provided to Purchasers by Vendor titled "Sales by Customer Reports" and "Consumer Sales Pipeline", timeliness of satisfaction of product milestones as set forth in the documents provided by Vendor to Purchasers titled "Key Product Programs" or product bookings projected in documents provided to Purchasers by Vendor titled "Bookings, Billing and Open Backlog" and "Revenue by Market Segment", in each case with respect to the Business, other than any change relating to (A) the global economy including general, political, financial or economic conditions or securities markets in general or (B) the announcement or pendency of the transactions contemplated hereby.

      qq) "Non-Competition and Non-Solicitation Deed" means the Non-Competition and Non-Solicitation Deed to be entered into by Vendor, Zarlink Canada and the Purchasers on the Closing Date substantially in the form agreed by the Parties

      rr) "Non-Transferable Permits" means those Permits of Vendor used in or relating to the Business which are not, by their terms or pursuant to Law, transferable to Intel UK.

      ss) "Owned Intellectual Property" means the Patents listed in Section 1.1ss) of the Disclosure Schedule and the Copyrights, Technical Documentation, Technical Information, Topography Rights, Trade Secrets and other Intellectual Property owned by Vendor and used in or relating to the Business.

      tt) "Parties" means Vendor, Zarlink Canada and Purchasers; and "Party" shall mean any of them as the context may require.

      uu) "Patents" means the registered patents and pending applications for patents, throughout the world, owned by Vendor as at the Closing Date, that are used in or

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                                      -7-


            relating  to the  Business,  except  for such  patents  set forth in
            Section 1.1uu) of the Disclosure Schedule.

      vv) "Patent License Agreement" means the Patent License Agreement to be entered into by Intel US, Zarlink Canada and Vendor on the Closing Date substantially in the form agreed by the Parties.

      ww) "Patent Licenses" means the licenses for registered patents and pending applications for patents throughout the world for which Vendor has the right to sub-license without liability to a third party as at the Closing Date that are used in or relating to the Business listed in Section 1.1mm) of the Disclosure Schedule.

      xx) "Permits" means permits, licenses, certificates of compliance, consents, approvals and authorizations of, or registrations with, any Governmental Authority, pertaining to the Business listed in
            Section 1.1xx) of the Disclosure Schedule.

      yy) "Permitted Encumbrances" means any unregistered Lien arising by operation of Law and which has not become enforceable and encroachments and other minor imperfections of title which do not normally detract from the value or impair the use of the assets.

      zz)   "Permitted  Loss"  shall  have the  meaning  set  forth  in  Section
            11.9iii).

      aaa)  "Person" means an  individual,  corporation,  company,  cooperative,
            partnership,   trust,   unincorporated   association,   entity  with
            juridical personality or Governmental Authority.

      bbb) "Prepaid Expenses" means expenses of the Business which have been paid for by Vendor in advance of the period for which the related goods and services have been delivered or performed.

      ccc)  "Proceedings" shall have the meaning set forth in Section 14.1.

      ddd)  "Purchase Price" shall have the meaning set forth in Section 3.1.

      eee)  "Purchased Assets" shall have the meaning set forth in Section 2.1.

      fff)  "Purchasers" shall mean, collectively, Intel UK and Intel US.

      ggg)  "Purchasers' Counsel" means Gibson, Dunn & Crutcher LLP.

      hhh)  "Purchasers'  Indemnitees"  shall  have  the  meaning  set  forth in
            Section 11.1.

      iii)  "Retention  Bonus  Payments"  shall  have the  meaning  set forth in
            Section 7.3b).

      jjj)  "Rights" shall have the meaning set forth in Section 2.4.

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      kkk)  "Software" means computer programs,  including all versions thereof, and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design
            concepts,   system   designs,   program   structure,   sequence  and
            organization, screen displays and report layouts, and all other material related to such computer programs.

      lll) "Specified Employees" means Employees of Vendor engaged in the Business designated by Intel UK as set forth in Section 1.1lll) of the Disclosure Schedule.

      mmm) "Supply Agreement" means the Supply Agreement to be entered into by Intel UK and Vendor on the Closing Date substantially in the form agreed by the Parties.

      nnn) "Swindon Foundry" means the semiconductor fabrication facility of Vendor located at Swindon, United Kingdom.

      ooo) "Taxes" or "Tax" means all taxes, including income, withholding, real property, social service, corporation, capital, value added, sales, franchise, excise, profits, gross receipts, customs duties, stamp, transfer, water and business taxes.

      ppp) "Technical Documentation" means reports, memos, drawings, schematics, databases, engineering note books, data compilations, product design flow and development information, datasheets, product errata, product list and qualification reports and other documents or materials in a tangible form containing any part of the Technical Information, including those items set forth in Section 1.1ppp) of the Disclosure Schedule.

      qqq) "Technical Information" means work in progress, data, information, know-how, descriptions of unpatented technology, techniques, systems, product roadmaps, board layouts, integrated circuit designs, net lists, RTL and high level definition language descriptions of Vendor's products, bills of materials, experience and other technical information used in or relating to the Business, including proprietary processes, formulae, algorithms, models, user interfaces, concepts, ideas, techniques, methods, source codes, object codes and methodologies.

      rrr)  "Third  Party  Claim"  shall have the  meaning  set forth in Section
            11.6.

      sss)  "Time of Closing" shall have the meaning set forth in Section 13.1.

      ttt) "Topography Rights" means integrated circuit topography rights that are owned by or licensed to Vendor and used in or relating to the Business.

      uuu) "Trade Secrets" means trade secrets that are owned by or licensed to Vendor, including Technical Information and any other information that relates to

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            manufacturing  specifications  or  methods,  processes,   processing
            procedures,   research   and   development   or  other   proprietary
            information used in or relating to the Business.

      vvv) "Transition Services Agreement" means the agreement to be entered into by Intel UK and Vendor on the Closing Date, pursuant to which Vendor will provide certain transition services to Intel UK, substantially in the form agreed by the Parties.

      www) "TULCRA" means the United Kingdom Trade Union and Labour Relations (Consolidation) Act 1992.

      xxx)  "TUPE" means the United Kingdom Transfer of Undertaking  (Protection
            of  Employment)   Regulations  1981  together  with  any  subsequent
            amendments and alterations.

      yyy) "TUPE Information" means information relating to the personnel in any way engaged in the Business, as set forth in Section 1.1yyy) of the Disclosure Schedule, in particular, but not necessarily restricted, to the following:

            i) the total number of employees employed by Vendor in relation to the Business;

            ii) the total payroll bill (i.e. total taxable pay and allowances including employer's contributions to pension plans) of the employees at (a) above;

            iii) in respect of the employees referred to in paragraph (a), the age, sex, job title, grade, general terms and conditions of employment, the date continuous employment commenced and (if different) the commencement date, enhancement rates, any other factors affecting their redundancy entitlement and any outstanding claims arising from employment; and

            iv) details of any subcontractors or temporary workers employed or used or engaged in the Business in the last twelve (12) months.

      zzz)  "VAT" means value added tax in the United Kingdom.

      aaaa) "Vendor" shall have the meaning set forth in the Preamble.

      bbbb) "Vendor and Zarlink Canada Counsel" means McCarthy Tetrault LLP.

      cccc) "Vendor Group" means Vendor and its Affiliates from time to time (all of them and any of them as the context requires).

      dddd) "Vendor  Indemnitees"  shall have the  meaning  set forth in Section
            11.2.

      eeee) "Vendor Intellectual Property Rights" shall have the meaning set forth in Section 4.1k).

      ffff) "Vendor  License  Agreements"  shall have the  meaning  set forth in
            Section 4.1k).

      gggg) "Vendor  Licensed  Patents"  shall  have the  meaning  set  forth in
            Section 4.1k).

      hhhh) "Vendor Sale Incentives" shall have the meaning set forth in Section 7.3a).

      iiii) "Zarlink Canada" shall have the meaning set forth in the preamble.

1.2   Knowledge

Whenever any fact or matter is stated to be to the knowledge of Vendor, or any similar reference, such reference shall mean that Vendor's officers or employees listed on Section 1.2 of the Disclosure Schedule actually know the existence or non-existence of such fact or matter, as the context requires. Each such individual shall be deemed to have actual knowledge of a particular fact, circumstance, event or other matter if (i) such individual has actual knowledge,
(ii) such individual would have had actual knowledge if he had performed a due and diligent internal inquiry in the circumstances; or (iii) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including e-mails sent to or by such individual) in, or that at any time have been in, such individual's possession within the five years prior to the date hereof.

                                   ARTICLE 2
                                PURCHASE AND SALE

2.1   Purchase and Sale

Upon and subject to the terms and conditions hereof, Vendor shall sell to Purchasers, as applicable, and Purchasers, as applicable, shall purchase from Vendor, at the Time of Closing on the Closing Date and for the Purchase Price as allocated by mutual agreement of the parties, all of Vendor's right, title and interest in the following assets of the Business as a going concern, wherever so situate (collectively, the "Purchased Assets"):

By Intel UK:

      a)    the Inventory;

      b)    the Equipment;

      c)    the Contracts (subject to Section 2.4);

      d)    the Books and Records;

      e) the Permits (other than the Non-Transferable Permits) (subject to Sections 2.4 and 2.5);

      f)    the Prepaid Expenses;

      g) the cost and pricing information, customer and account information, market segment information and sales strategies and the like information of the Business;

      h) all new and unused shipping and packaging supplies of the Business owned by Vendor;

      i) rights to use assets owned by Vendor's suppliers and customers that are loaned to or temporarily used by the Business subject to the terms of any Contracts;

      j)    the goodwill of the Business; and

      k) except as provided through the Patent License Agreement or Transition Services Agreement, all other assets comprising personal property, tangible or intangible, used by Vendor in or relating to the Business other than the Excluded Assets;

By Intel US:

      l) the Owned Intellectual Property (together with any claims against third persons for infringement, misappropriation or other violation of any Owned Intellectual Property, whether for any past, present or future infringement, misappropriation or other violation) and the Licensed Intellectual Property (subject to Sections 2.4 and 2.5); and

      m)    the Customer and Supplier List.

In addition, Vendor shall grant to Intel US a license to the Vendor Licensed Patents upon and subject to the terms and conditions of the Patent License Agreement.

The same covenants shall be deemed to be given by Vendor at Closing in relation to the Purchased Assets as are implied under Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 where a disposition is expressed to be made with full title guarantee.

2.2   Excluded Assets

The phrase Purchased Assets does not include the following (collectively, the "Excluded Assets"):

      a)    the Swindon Foundry;

      b)    all insurance policies of Vendor associated with the Business;

      c)    all Tax refunds and credits receivable by Vendor;

      d)    the  names  "Zarlink",  "Zarlink  Semiconductor",   "Mitel",  "Mitel
            Semi-Conductor" or variations thereof, subject to the right to use granted in Section 2.6;

      e) all cash on hand, bank balances, moneys in the possession of banks and other depositaries, term or time deposits, guaranteed investment certificates, treasury bills, other securities and other similar cash or cash-equivalent items (other than the Prepaid Expenses);

      f)    the Excluded Contracts;

      g)    the Vendor Licensed Patents;

      h)    the Accounts Receivable; and

      i) the assets and rights provided by Vendor to Intel UK identified in the Transition Services Agreement.

2.3   Instruments of Conveyance

In order to effectuate more fully and completely the sale, assignment, conveyance and transfer of the Purchased Assets pursuant to the terms and conditions hereof, Vendor shall deliver to Purchasers such bills of sale, assignments and instruments of conveyance, including forms of patent, trademark and copyright assignments, as requested by Purchasers, acting reasonably, to permit the assignment, transfer and conveyance from Vendor to Purchasers and the acquisition by Purchasers from Vendor of all right, title and interest of Vendor in, to and under the Purchased Assets, the whole with effect as of the Closing Date. Title to all Purchased Assets that can be transferred by delivery shall pass on delivery and such delivery shall be deemed to take place at Vendor's facilities used in the Business, as applicable, at Closing.

2.4   Assignment of Contracts, etc.

Vendor shall use commercially reasonable efforts (but without incurring any material costs or out-of-pockets expenses save Vendor's responsibility for its and the landlords' costs and expenses of obtaining consents to the subletting of the Vendor premises contemplated by the Leases) to obtain all required Consents necessary for the sale, assignment, transfer, sub-license, sub-lease and conveyance by Vendor to Purchasers of any Contracts, Permits (other than Non-Transferable Permits) and other Purchased Assets (collectively, the "Rights") and the re-issuance in the name and for the benefit of Intel UK of permits to replace Non-Transferable Permits of the Business on terms not less favourable to Intel UK. Intel UK shall cooperate with Vendor in obtaining such Consents including possible written assumptions thereof by Intel UK. In order, however, that the full value of any Right may be realized for the benefit of Purchasers, to the extent permitted by applicable Law, Permits and Contracts, as the case may be, Vendor shall, in respect of Rights related to Consents for which the other contractant or issuer has not responded, at the written request and under the direction and expense of Purchasers, in the name of Vendor or as otherwise specified by Intel UK, acting reasonably, take all such reasonable action and do or cause to be done all such reasonable things which are necessary and advisable in order that the obligations of Vendor in connection with such Right may be performed by Purchasers as agent of Vendor in such manner that the value of such Right shall be preserved and shall, as between the Parties, enure to the exclusive benefit of Purchasers, and that the collection of moneys due and payable to Purchasers in connection with such Right shall be received by Purchasers. Vendor shall promptly pay over to Intel UK for the benefit of Purchasers all moneys collected by or paid to or for Vendor in respect of every such Right.

Intel UK shall be entirely responsible for the timely performance of the obligations associated with any such Rights it requests Vendor to maintain in accordance with the above. Vendor shall not be required to make any expenditures in connection with its obligations under this Section 2.4 to preserve Rights and, in any case, all such obligations shall expire six (6) months after Closing or as set forth in the Transition Services Agreement, as applicable.

Intel UK shall use commercially reasonable efforts to obtain the re-issuance of Non-Transferable Permits required by Intel UK to continue the conduct of the Business with the Purchased Assets. Vendor shall reasonably cooperate with Intel UK in its efforts to procure the re-issuance of any such Non-Transferable Permits.

Intel UK acknowledges and agrees that Vendor has no obligation to cause existing suppliers and service providers to the Business to continue the existing relationship or to provide Intel UK the terms and conditions provided to Vendor, provided however, the foregoing is not intended to alter the agreements of the Parties herein regarding the Contracts. Intel UK shall be responsible for the negotiation of its own terms and conditions with such suppliers and service providers.

2.5   Assumption of Liabilities

Subject to the completion of the transaction of sale, assignment, transfer and purchase contemplated hereunder, but with effect from the Closing Date, each of Purchasers, as applicable, hereby agrees, as part of the consideration for the Purchased Assets, to assume, discharge, satisfy, perform and fulfill in a timely manner, strictly in accordance with their terms, the following liabilities and obligations of Vendor in connection with the Business (collectively, the "Assumed Liabilities"):

      a) in the case of Intel US, all liabilities and obligations which will accrue on or after the Closing Date under the Licensed Intellectual Property assigned or transferred to Intel US in accordance with the terms hereof, but other than liabilities accruing as a result of a breach of or default thereunder prior to the Closing Date; and

      b) in the case of Intel UK, (i) all liabilities and obligations which will accrue on or after the Closing Date under the Contracts (to the extent transferred to Intel UK) and Permits assigned or transferred to Intel UK in accordance with the terms hereof, but other than liabilities accruing as a result of a breach of or default thereunder on or prior to the Closing Date and (ii) all liabilities and obligations relating to Employees (and no employees of Vendor or any other member of Vendor Group who are not Employees) after the Closing Date to the extent that they relate to employment by Intel UK after Closing in accordance with Section 7.1 and the Employee Consultation and Indemnity Agreement.

All  liabilities   (including  all  Accounts   Payable)  that  are  not  Assumed
Liabilities shall remain the liabilities and obligations of Vendor.

2.6   Inventory

Intel UK and its Affiliates shall have the right to use the tradenames mentioned in Section 2.2d) until the date of the first anniversary of the Closing Date for the purpose of selling Inventory already marked or stamped with such names and comprised in the Purchased Assets and for products of the Business manufactured for up to sixty (60) days from the Closing Date or for such period as provided in the Transition Services Agreement, as applicable.

Vendor acknowledges it has been informed that, with respect to Inventory located in Korea and Malaysia at the Closing, Intel UK is purchasing such Inventory as agent for Intel Service APAC Inc. and, at Closing, Vendor shall deliver title to such Inventory to such entity pursuant to a bill of sale or other appropriate documentation reasonably agreed upon by the Parties. If, prior to Closing, Intel UK notifies Vendor that it has been appointed to act as agent to acquire any other Inventory at the Closing on behalf of an Affiliate, Vendor shall deliver title to such Inventory to such Affiliate as Intel UK requests in the same manner as provided above for Intel Service APAC Inc. Nothing in this Section 2.6 or with respect to Intel UK's status as agent for its Affiliates shall abrogate any of the obligations of Intel UK pursuant to this Agreement.

                                   ARTICLE 3
                                 PURCHASE PRICE

3.1   Purchase Price

The consideration for the sale, assignment, transfer and conveyance of the Purchased Assets made pursuant to Article 2 (the "Purchase Price") shall be Seventy Million U.S. Dollars (U.S.$70,000,000) less the amounts of any Vendor Sale Incentives and Retention Bonus Payments pursuant to Section 7.3, subject to the terms and conditions hereof. The Purchase Price shall be paid at or after Closing, as contemplated herein, by Intel US or Intel UK on behalf of Purchasers to Vendor, at its option, by way of certified cheque, bank draft or wire transfer.

3.2   Tax Elections / Allocation of Purchase Price

The Purchase Price shall be allocated among the Purchased Assets as set forth in the purchase price allocation attached as Section 3.2 of the Disclosure Schedule or as mutually agreed by the Parties. The allocation of the Purchase Price shall be final and binding upon the Parties for all purposes, including the filing of all Tax or other returns and the preparation of all financial statements and other documents and records.

The Parties shall make jointly the necessary elections and execute and file, within the prescribed delays, the prescribed election forms and any other documents required to give effect to the foregoing and shall also prepare and file all of their respective Tax returns in a manner consistent with such elections.

3.3   Transfer Taxes

Purchasers shall be liable and shall pay all sales Taxes, registration fees, license fees or other like charges properly payable upon and solely as a result of the sale, assignment, conveyance and transfer of the Purchased Assets from Vendor to Purchasers hereunder.

3.4   Value Added Tax

      a) The Parties intend that article 5 of the Value Added Tax (Special Provisions) Order 1995 shall apply to the sale of the Business and UK Assets (as defined below) to Intel UK under this Agreement and agree to use all reasonable endeavours to secure, including submission of a request on or before the date hereof for a confirmation from the HM Revenues and Customs ("Customs"), that the sale is treated as neither a supply of goods nor a supply of services under that article.

      b) If nevertheless any VAT is payable on the sale of the UK Assets under this Agreement and Customs have so confirmed in writing after full disclosure of all material facts, Vendor shall deliver to Intel UK a proper VAT invoice in respect of it, together with a copy of the confirmation that VAT is payable from Customs. Intel UK shall pay to Vendor the amount of that VAT together with any interest and penalties on the later of (i) five (5) business days following delivery by Vendor to Intel UK of the VAT invoice and the document disclosing all material facts as described in Section 3.4c), and
            (ii) five (5) business days before the date on which Vendor is liable to account to Customs for such VAT.

      c)    For the  purposes  of  Section  3.4b),  VAT shall only be treated as
            payable  if  Customs  have  so  confirmed  in  writing   after  full
            disclosure of all material facts.

      d) Before sending any relevant letter to Customs, Vendor shall give Intel UK a reasonable opportunity to comment on it, and shall make such amendments as Intel UK reasonably requires.

      e) Vendor shall, on request, make available any information and documents in its control required to establish to Customs and any tribunal or court that no liability, or a reduced liability, arises on Intel UK or any other company under Section 44 of VATA 1994 as a result of the sale of the Business and the UK Assets.

      f) Vendor shall apply to Customs for a direction under Section 49(1)(b) of VATA 1994 that the records of the Business relating to VAT shall be retained by Vendor, but in the event that Customs refuse to give such a direction, then Vendor shall transfer such records to Intel UK.

      g)    Intel UK warrants to Vendor that:

            i) it is or shall be at Closing be a taxable person and duly registered for the purposes of Value Added Tax;

            ii) with effect from Closing, it intends to use the UK Assets in carrying on the same kind of business as previously carried on by Vendor; and

            iii) it is not a Party to this Agreement as a trustee, nominee or agent for any other Person.

      h) For the purposes of this Section 3.4, "UK Assets" means such of the Purchased Assets as are to be acquired by Intel UK pursuant to this Agreement.

                                   ARTICLE 4
                                   WARRANTIES

4.1   Warranties of Vendor

Vendor warrants to Purchasers as follows and acknowledges that Purchasers are relying upon such warranties in connection with the purchase by Purchasers of the Purchased Assets and that Purchasers would not have entered into this Agreement without such warranties:

      a)    Due Incorporation.

            Vendor is duly incorporated and existing under the Laws of England and Wales and has all necessary corporate power and authority to own, lease and operate the Purchased Assets and to conduct the Business as and in the places where such Purchased Assets are now owned, leased or operated or such Business is now conducted.

      b) Due Authorization. Vendor has the necessary corporate power and authority to execute this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution of this Agreement and each of the Ancillary Agreements by Vendor, and the performance by Vendor, of its obligations under such agreements have been duly authorized by all necessary action on their part. Except for the completion of notices or filings pursuant to anti-trust or competition Laws, such execution and performance by Vendor, do not require any action or Consent of, any registration with, or filing, or notification to, any Governmental Authority under any Laws to which Vendor is subject.

      c) Enforceability. This Agreement and each of the Ancillary Agreements constitute a legal, valid and binding obligation of Vendor, enforceable against it in accordance with their terms subject to applicable bankruptcy, insolvency, reorganization and similar Laws affecting the enforcement of creditors rights generally and to the fact that specific performance is an equitable remedy available only at the discretion of the Court.

      d) No Conflict. The execution of this Agreement and each of the Ancillary Agreements, the consummation of the transactions contemplated herein and therein and the performance by Vendor, of its obligations hereunder and thereunder do not:

            i) violate, contravene or breach, or constitute a default under, the constating documents or by-laws of Vendor;

            ii) subject to obtaining the Consents disclosed in Section 4.1d)ii) of the Disclosure Schedule, result in the breach or violation of any Contract, agreement or other instrument pertaining to the Business; or

            iii) except for any filing or notification pursuant to applicable anti-trust or competition Laws, violate, contravene or breach any Laws.

      e) No Options. There is no contract, option or any other right of another Person binding upon or which at any time in the future may become binding upon Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Purchased Assets other than pursuant to the provisions of this Agreement or with respect to the sale of Inventory pursuant to contracts and purchase orders accepted by Vendor in the usual and ordinary course of business consistent with past practice.

      f) Books and Records. The Books and Records of the Business have been maintained in accordance with sound business practices and fairly and accurately disclose in all material respects the financial condition of the Purchased Assets and all transactions of the Business.

      g) Financial Statements. The Financial Statements fairly and accurately disclose, in all material respects, the results of operations for the periods therein indicated and the Purchased Assets at the end of the period therein indicated in accordance with Zarlink Canada's accounting policies, which accounting policies are based on United States generally accepted accounting principles ("GAAP") and fairly present the financial condition of the Purchased Assets as at their respective dates.

            Since March 25, 2005, there has been no Material Adverse Change.

      h) Title to Property; Condition. Vendor is the owner of the Purchased Assets (other than such movable or personal property consumed or disposed of after the date hereof in the ordinary course of business and in a manner consistent with past practice, and other than the Owned Intellectual Property, Licensed Intellectual Property and Vendor Licensed Patents which are covered exclusively by the warranties in Section 4.1k)), free and clear of any and all Liens other than Permitted Encumbrances.

            Section 1.1aa) or Section 4.1h) of the Disclosure Schedule, collectively, set forth a correct and complete list of all Equipment and other tangible personal property assets that are owned or leased by Vendor and are Purchased Assets. Except as set forth on Section 4.1h) of the Disclosure Schedule: (i) each such lease is in full force and effect; (ii) all lease payments due to date on any such lease have been paid, and neither Vendor nor, to the knowledge of Vendor any other party, is in default under any such lease, and no event has occurred which constitutes, or with the lapse of time or the giving of notice or both would constitute, a default by Vendor or, to the knowledge of Vendor any other party, under such lease; and (iii) to Vendor's knowledge, there are no disputes or disagreements between Vendor and any other party with respect to any such lease.

            All items of personal property currently owned or used by Vendor in the Business are in good operating condition and repair, subject to ordinary wear and maintenance, and are owned outright by Vendor or validly leased. None of the personal property is subject to any agreement or understanding for its use by any Person other than Vendor or its employees.

      i) Inventory. The Inventory included in the Purchased Assets, subject to a reasonable allowance for obsolescence, is good and usable and is capable of being processed and sold in the ordinary course of business. The Inventory levels of the Business have been maintained at levels sufficient for the continuation of the Business in the ordinary course of business.

      j) Title to and Sufficiency of Assets. The Purchased Assets constitute all of the assets used in or relating to the Business (other than the Excluded Assets) and, together with certain third party licenses, services and rights under the Supply Agreement, the Patent License Agreement and the Transition Services Agreement, are sufficient for the continued operation of the Business after the Closing Date in the same manner in all material respects as the Business was operated prior to the Closing Date. The foregoing warranty does not apply to any Intellectual Property matters, all of which are covered exclusively by the warranties set forth in Section
            .

      k) Intellectual Property. The Owned Intellectual Property and the Licensed Intellectual Property, together with the Vendor Licensed Patents to be licensed to Intel UK pursuant to the Patent License Agreement, constitute all of the Intellectual Property (excluding any Intellectual Property that is in the public domain) that Vendor is using, or holds for use, in the operation of the Business (the "Vendor Intellectual Property Rights"). No member of the Vendor Group other than the Vendor owns any Intellectual Property used exclusively in the Business. For the purpose of this Section 4.1k), "Vendor Licensed Patents" means the Patents that are licensed by Vendor to Intel UK under the Patent License Agreement. For the avoidance of doubt, "Vendor Licensed Patents" are not included in the Owned Intellectual Property.

            Section 4.1k) of the Disclosure Schedule and Schedule 1.1g) of the Patent License Agreement include a complete list of all Intellectual Property rights applied for by or registered to Vendor that are used or held for use in the Business, and specify, where applicable, the current owner of record of such Intellectual Property rights and the jurisdictions in which each such Intellectual Property right has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and, in the case of issued patents, the name of at least one of the inventors.

            Vendor is currently listed either under its current name or under its former names "Mitel Semiconductor" or "Plessey Semiconductors" in the records of the applicable United Kingdom, European or foreign national governmental Intellectual Property agencies as the sole owner of record of the registered Owned Intellectual Property and the Vendor Licensed Patents. All registered Owned Intellectual Property and the Vendor Licensed Patents have been duly maintained, including the submission of all necessary filings in accordance with the legal and administrative requirements of the applicable jurisdictions, have not lapsed, expired or been abandoned prior to the end of its ordinary term, and such registrations are valid, subsisting, and in proper form (except to the extent that the name of the current record owner needs to be updated to reflect Vendor's current name). Section 4.1k)(i) of the Disclosure Schedule sets forth a complete list of all material written licenses, sublicenses and other agreements under which Vendor has granted to any other Person any right to use any Owned Intellectual Property ("Outbound License Agreements"), Section 4.1k)(ii) of the Disclosure Schedule sets forth a complete list of all material written licenses, sublicenses and other agreements under which a third party has granted to Vendor a license to use any Intellectual Property owned or controlled by such third party and used by Vendor in the Business ("Inbound License Agreements" and, together with the Outbound License Agreements, the "Vendor License Agreements"), in each case including the identity of all parties thereto and a brief description of the nature and subject matter thereof. Except as set forth in Section 4.1k)(iii) of the Disclosure Schedule, Vendor has not granted any licenses or rights under any Owned Intellectual Property except for non-exclusive use licenses granted by Vendor to customers in the ordinary course of business. No termination of any Vendor License Agreement (other than any expiration of the stated term thereof) or loss or modification of rights of Vendor thereunder is pending or, to Vendor's knowledge, threatened. There is no outstanding or, to Vendor's knowledge, threatened dispute or disagreement with respect to any Vendor License Agreement that reasonably could be expected to materially affect any of the respective rights and obligations of the parties thereunder. Subject to Section 2.4, the execution, delivery and performance by Vendor of this Agreement and the Patent License Agreement, and the consummation of the transactions contemplated hereby and thereby, will not result in the loss or impairment of, or give rise to, any right of any third party to terminate, reprice or otherwise modify any rights or obligations of Vendor under any Vendor License Agreement. Vendor has not made any submission or suggestion to and is not subject to any agreement with a standards body or multi-party standards agreement that would obligate Vendor to grant licenses to or otherwise impair its control of any Owned Intellectual Property.

            Except as disclosed in Section 4.1k) of the Disclosure Schedule, there are no outstanding agreements or assignments in which Vendor has granted any exclusive rights in any Vendor Licensed Patents or whose terms otherwise are inconsistent with the provisions of the Patent License Agreement.

            Except as set forth in Section 4.1k) of the Disclosure Schedule, Vendor is not a party to any agreement or commitment to pay any ongoing royalty, licence or other fee with respect to the use of the Owned Intellectual Property or the Licensed Intellectual Property.

            Except as disclosed in Section 1.1mm) of the Disclosure Schedule, Vendor is the owner of the Owned Intellectual Property. Vendor has the right to use the Licensed Intellectual Property in the manner in which it is currently used in the Business and either owns or has the right to sublicense (and is not contractually obligated to pay any compensation to any third party in respect thereof) the Vendor Licensed Patents for use pursuant to the Patent License Agreement in connection with the design, development, manufacture, marketing, sale, distribution and support of the products that comprise the Business.

            Vendor has taken commercially reasonable steps to maintain the confidentiality of all information that constitutes or constituted a trade secret of the Business (excluding any information that, prior to its publication or unrestricted disclosure to a third party, Vendor determined in its reasonable business judgment not to continue to protect as a trade secret).

            Except as set forth in Section 4.1k) of the Disclosure Schedule, no claim with respect to the Vendor Intellectual Property Rights has been asserted, or to Vendor's knowledge threatened, against Vendor by any Person challenging the ownership by Vendor of, the use of or the validity or effectiveness of any Vendor Intellectual Property Rights.

            The conduct of the Business as currently conducted, including the design, development, manufacture, marketing, sale, distribution and support of the products that comprise the Business, does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any other Person. Except as set forth on Section 4.1k) of the Disclosure Schedule, to Vendor's knowledge, no third party is misappropriating or infringing any material Vendor Intellectual Property Rights, excluding any misappropriation or infringement that could not have a material adverse effect on the Business. No source code of any Software owned by Vendor that has been incorporated or embedded in any products that comprise the Business has been licensed or otherwise disclosed to another Person other than an escrow agent pursuant to the terms of a source code escrow agreement in customary form. Except as set forth in Section 4.1k) of the Disclosure Schedule, no Software that has been incorporated or embedded in any products that comprise the Business contains any code that is owned by any third party, including any code that is licensed pursuant to the provisions of any "open source" license agreement, or any other license agreement that requires source code be distributed or made available in connection with the distribution of the licensed software in object code form or that limits the amount of fees that may be charged in connection with sublicensing or distributing such licensed software (each, an "Open Source License"). None of such products of Vendor, as a result of the intermingling or integration of code owned by Vendor with any "open source" Software licensed under any Open Source License is, in whole or in part, subject to the provisions of any Open Source License.

            Except as disclosed in Section 4.1k) of the Disclosure Schedule, no Vendor Intellectual Property Right is subject to any outstanding decree, order, judgment, or stipulation directed specifically to Vendor restricting in any manner the licensing or use thereof by Vendor, the parties acknowledging the possible impact of applicable export control legislation.

            None of the Employees or former employees, officers or independent contractors of Vendor holds any right, title or interest, directly or indirectly, in or to any of the Owned Intellectual Property or Vendor Licensed Patents, proprietary to Vendor, or has asserted any claim with regard to Owned Intellectual Property or any Vendor Licensed Patents, proprietary to Vendor. Vendor has obtained, from its Employees or independent contractors involved in developing Owned Intellectual Property or Vendor Licensed Patents, proprietary to Vendor and working in a jurisdiction in which moral rights are recognized by local law, a written waiver of any moral rights any such Employee may claim to have in Owned Intellectual Property or Vendor Licensed Patents, proprietary to Vendor. Vendor has obtained from the Employees or such independent contractors an assignment of all rights, title and interest to the Owned Intellectual Property and Vendor Licensed Patents.

            No Employee is obligated under any agreement (including licenses, covenants or commitments of any nature) or subject to any judgment, decree or order, or any other restriction that would conflict in any material respect with the Vendor Intellectual Property Rights.

      l) Litigation. Except as disclosed in Section 4.1l) of the Disclosure Schedule, there are (i) no actions, claims, investigations, arbitrations, or other proceedings pending before any Governmental Authority or, whether or not pending, brought by any Person and Vendor has not settled or compromised any such suit, claim, action, arbitration, proceeding or investigation, whether filed or threatened within the five (5) years prior to the date of this Agreement, or to the knowledge of Vendor, threatened against, (a) with respect to, or affecting in any manner, Vendor in connection with the Business, the Purchased Assets or Employees or (b) Vendor that could reasonably be expected to prevent, alter or delay the transactions contemplated by this Agreement and the Ancillary Agreements; and (ii) no outstanding judgements, orders decrees, writs, injunctions, decisions, rulings or awards against, with respect to, or in any manner (a) affecting the

            Business or any of the Purchased Assets or (b) could reasonably be expected to prevent, alter or delay the transactions contemplated by this Agreement and the Ancillary Agreements.

      m) No Default Under Contracts. Section 4.1m) of the Disclosure Schedule sets forth all the contracts, agreements, instruments, arrangements and understandings that are material to the Business or the Purchased Assets (the "Material Contracts"). Vendor in connection with the Business (i) is in good standing and entitled to all benefits under each of, (ii) has performed in all material respects all obligations required to be performed under each of, and (iii) is not in default under, or in breach of, the Material Contracts or any of the other Contracts (other than, in the case of (iii) for such other Contracts, any non-performances, defaults or breaches which, in the aggregate, would not be reasonably expected to have a material adverse effect on the Business). To the knowledge of Vendor, no other party to such Material Contracts or other Contracts is in default or breach thereof and there exists no fact, condition or circumstance which, after notice or lapse of time would result in the default or breach thereof by any such other party. All such Material Contracts and other Contracts are in full force and effect, unamended.

      n)    Tax Matters.

            Vendor is a taxable person and is duly registered for the purposes of Value Added Tax.

            Vendor is not, and has never been, a close company for the purposes of the Income and Corporation Taxes Act 1988.

            There is no instrument which is necessary to establish Vendor's title to any of the Purchased Assets which is liable to stamp duty in the United Kingdom but which has not been duly stamped or which would attract stamp duty if brought within the United Kingdom.

            None of the Purchased Assets consists of a computer, an item of computer equipment, buildings, civil engineering works (or a part thereof) which are capital items for purposes of Part XV of the Value Added Tax Regulations 1995 (SI 1995/2518) (adjustments to the deductions of input tax on capital items).

            Section 4.1n) of the Disclosure Schedule sets forth a complete copy of all plans and arrangements pursuant to which Employees have acquired (or have an entitlement to acquire) any securities, interests in securities or securities options (as those terms are defined for purposes of Part 7, Income Tax (Earnings and Pension
            Act) 2003) where the right or opportunity to acquire such securities, interests in securities or securities options were made available by reason of the employment of any Employee by Vendor or any of its Affiliates.

      o) Permits. The Permits constitute all permits, licenses, certificates of compliance, consents, approvals and authorisations of, and registrations with, any Governmental Authority necessary or required to conduct the Business as presently conducted. Vendor is in compliance with all such Permits and all such Permits are valid and in full force and effect, except where such failure to have Permits, to comply therewith or to be in effect, in the aggregate, would not reasonably be expected to have a material adverse effect on the Purchased Assets or the Business. Vendor has not received notice of any event, inquiry, investigation or proceeding threatening the validity of such Permits. All such Permits are set forth in Section 1.1xx) of the Disclosure Schedule, which section of the Disclosure Schedule, without limiting the generality of the foregoing, sets forth all of the permits, licenses, certificates of compliance, consents, approvals and authorisations of, and registrations with, any Governmental Authority necessary for the continued operation of the Business.

            No fact, condition or circumstance has occurred to create, and the execution of this Agreement and its performance shall not create, any right to terminate, cancel, modify, amend, revoke or expire any Permit, except that Vendor will seek from the appropriate Governmental Authorities Consents to transfer or re-issue the Permits (other than the Non-Transferable Permits) to Intel UK in accordance with Section 2.4.

      p)    Employee Matters.

            i)    TUPE

                  A) Vendor has performed and observed all Vendor obligations and those of any of its predecessors (whether arising under common law, statute, equity or otherwise) under or in connection with the contracts of employment of the Employees (or any of the said obligations Vendor would have had under or in connection with such contracts but for TUPE);

                  B)    Vendor  has not made any  deduction  from the  salary or
                        wages due to any of the Employees (otherwise than in respect of PAYE and national insurance contributions) unless such deduction shall previously have been approved in writing by such Employees;

                  C) Vendor has not altered (whether to take effect prior to, on or after the Closing Date) any of the terms of employment or engagement of any of the Employees (without the prior written consent of Purchasers);

                  D) Vendor has not terminated the contract of employment of, nor dismissed (constructively or otherwise), any of the Employees (without the prior written consent of Purchasers);

                  E) Vendor has not transferred, moved or redeployed any of the Employees from working within the Business, induce any such employee to resign his or her employment with the Business, nor has it agreed, to transfer or move or be redeployed any Employee from the Business, without the prior written consent of Purchasers;

                  F) Vendor has at all times complied with all the provisions and obligations imposed upon it by the DPA in respect of Vendor's Employees;

                  G) Other than as set forth in the TUPE Information, Vendor has not employed, engaged or used any temporary workers or subcontractors in the Business during the past 12 months.

                  H)    No Person  is  employed  in (or,  except as set forth on
                        Section 4.1p)i)H) of the Disclosure Schedule engaged in) the Business (whether under a contract of service or contract for services) other than the Employees, and except as set forth in Section 4.1p)i)H) of the
                        Disclosure Schedule the Employees are all employed directly by Vendor and each of the Employees is assigned to the Business.

                  I) All the Employees are entitled under relevant immigration laws to perform the jobs they are employed to do for Vendor, and (except as disclosed in Section 4.1p)i)I) of the Disclosure Schedule) and employment of the Employees (or any of them) will not result in a breach or violation of any relevant immigration laws or rules.

            ii)   Remuneration and Benefits

                  The  TUPE   Information   shows  all  remuneration  and  other
                  benefits:

                  A)    actually provided; and

                  B) which Vendor is bound to provide (whether now or in the future) to each Employee and is true and complete and include particulars of and details of participation in all profit sharing, incentive, bonus, commission, share option, medical, permanent health insurance, travel, car, redundancy, pension contributions and arrangements and other benefit plans, arrangements and understandings (the "Benefit Plans") operated for all or any Employees or their dependants whether legally binding on Vendor or not.

            iii)  Terms and Conditions

                  A) The TUPE Information contains copies of all pension contributions and arrangements, the standard terms and conditions and a summary of any Employee's terms that vary from such standard terms and conditions, and identifies which terms and conditions apply to each Employee. The staff handbooks and policies (whether contractual or not), including disciplinary, dismissal and grievance procedures, which apply to the Employees have been delivered by Vendor to Intel UK.

                  B) There are no terms and conditions in any contract with any Employee pursuant to which such Employee will be entitled to receive any payment or benefit (other than the Vendor Sale Incentives) or such Employee's rights will change as a direct consequence of the transactions contemplated by this Agreement.

                  C)    All   employees  of  Vendor  have   received  a  written
                        statement of particulars of their employment as required by Section 1 of the Employment Rights Act 1996.

                  D) Vendor has in relation to the Business a Disciplinary Policy, Dismissal Policy & Grievance Policy all of which comply with the statutory minimum procedures as required by the Employment Act 2002 (Dispute Resolution) Regulations 2004 & the Employment Act 2002.

                  E) There are no negotiations for any increase in the emoluments or benefits of any Employee which are current or expected to take place within the next six months.

            iv)   Operation of Benefit Plans

                  A) Except as disclosed in Section 4.1p)iv)A) of the Disclosure Schedule, Vendor does not operate any occupational pension plans in relation to the Employees or any other Persons, and Vendor is only paying pension contributions to Group Personal Pension Plans held by some of the Employees as detailed in the TUPE Information and save for such payments is not a party to any arrangements or promise to make or in the habit of making ex gratia or voluntary payments by way of bonus, pension, gratuity, superannuation, allowance, disability or death benefit or the like to or for the benefit of any Persons.

                  B) No Employee or any dependant thereof or any other participant in any pension plan operated in respect of the Business has made any claim against Vendor in respect of any such plan.

            v)    Notice of Termination, Leave of Absence and Outstanding Offers

                  A) No Employee has given or received notice to terminate his employment or engagement and no Employee is entitled (other than under Regulation 5(4A) or 5(4B) of TUPE) or, to Vendor's knowledge, intends or is likely to terminate such employment as a result of the parties entering into this Agreement or Closing.

                  B) Except as disclosed in Section 4.1p)v)B) of the Disclosure Schedule, there are no Employees who are on secondment, maternity leave or absent on grounds of disability or other leave of absence (other than normal holidays or absence of no more than one week due to illness).

                  C) There are no outstanding offers of employment or engagement by Vendor in relation to the Business and no Person has accepted such an offer but not yet taken up the position accepted.

            vi)   Payment up to Closing

                  All Employee Payables have, to the extent due, been paid or discharged in full together with all related payments to third party benefit providers or relevant authorities.

            vii)  Industrial Relations

                  Except as  disclosed in Section  4.1p)vii)  of the  Disclosure
                  Schedule:

                  A) no Employees are members of a trade union, staff association or any other body representing workers and no such union, association or body is recognized by Vendor for the purposes of collective bargaining for the Employees or any other employees;

                  B) there is no industrial action or dispute existing or, to the Vendor's knowledge, threatened or anticipated in respect of or concerning any of the Employees; and

                  C) no trade union has made a request for recognition in respect of any bargaining unit of which any of the Employees form part nor made any application to the Central Arbitration Committee to decide the question of whether the union has the support of a majority of the workers constituting such bargaining unit and no request has been made pursuant to the Information and Consultation of Employees Regulations 2004.

            viii) Claims by Employees

                  No Employee or past or present employee has any claim or right of action against Vendor or its Affiliates including any claim:

                  A) in respect of any accident or injury whether or not fully covered by insurance; or

                  B)    for breach of any contract of services or for  services;
                        or

                  C) for loss of office or arising out of or connected with the termination of his office or employment and no event or inaction has occurred which could or might give rise to any such claim.

            ix)   Enquiries and Discrimination

                  A) Vendor is not engaged or involved in any dispute, claim or legal proceedings (whether arising under contract, common law, statute or in equity) with any of the Employees and there are no enquiries or investigations existing, pending or threatened affecting Vendor or the Business in relation to any Employee by the Equal Opportunities Commission, the Commission for Racial Equality, the Disability Rights Commission or the Health and Safety Executive or any other bodies with similar functions or powers in relation to workers.

                  B) There are no terms or conditions under which any Employee is employed nor has any act or omission occurred that may give rise to any Employment Claim.

            x)    Redundancy

                  A) Full and accurate details are disclosed in Section 4.1p)x)A) of the Disclosure Schedule of any redundancy payment (whether pursuant to a redundancy plan or formula or policy or otherwise whether contractual or discretionary) Vendor have made in excess of the statutory redundancy entitlement to any employee of the Business or former employee in the last year.

            xi)   Health and Safety

                  A) Full details of all health and safety policies and procedures, health and safety committees, health and safety representatives, and any complaints, recommendations, investigations or claims relating to health and safety issues made or carried out in the last three (3) years and affecting the Business and its Employees and former employees are disclosed in Section 4.1p)xi)A) of the Disclosure Schedule.

                  B) The Business has complied with, and is in compliance with, all conditions, limitations, obligations, prohibitions and requirements contained in any Health and Safety Laws and there are no facts or circumstances which may lead to any breach of any Health and Safety Laws.

                  C) Vendor has carried out all necessary risk assessments in respect of the Business as specified under the Health and Safety Laws and the current results of any such assessments and any review of such assessments have been considered by Vendor in giving these warranties. Vendor has disclosed all the facts and circumstances which might have been taken into account in preparing any such assessment.

                  D) Vendor has not received any prohibition or improvement notices from any enforcement body, including the Health and Safety Executive and the relevant local authority, with regard to breaches of Health and Safety Laws or otherwise in respect of the Business.

                  E) For the purpose of this Section 4.1p)xi), "Health and Safety Laws" means all applicable statutes, statutory legislation, common law, treaties, regulations, directives, codes of practice, guidance notes including the Factories Act 1961, the Offices, Shops and Railway Premises Act 1963, the Fire Precautions Act 1971, the Health and Safety at Work etc. Act 1974 and the Construction (Design and Management) Regulations 1994 concerning the health and safety of those who work for the Business whether as employees or otherwise, visit the Premises or are in any way affected by the activities of the Business or by Persons working for the Business.

                  F) Vendor has adequate employers liability and public liability insurance cover having regard to the activities carried out by the Business. No claims in respect of health and safety have been made or are contemplated under such insurance policies.

      q) Compliance with Laws. Vendor in connection with the Business has complied and is in compliance with all Laws.

      r) No Unusual Transactions. Since March 25, 2005, Vendor in connection with the Business has conducted its business in the ordinary course and, without limiting the generality of the foregoing, has not, other than in the ordinary course of business consistent with past practice:

            i) ceased to operate its properties and to carry on its business as heretofore carried on nor has Vendor in connection with the Business failed to maintain all of its properties, rights and assets consistently with past practices;

            ii) made any change in the rate or form of compensation or remuneration payable or to become payable to any of its Employees nor made any amendments or discontinued the terms of employment or engagement of any Employee or any Benefit Plan;

            iii) granted to any customer any special allowance or discount, or changed its pricing, credit or payment policies;

            iv) suffered any extraordinary losses whether or not covered by insurance;

            v)    suffered any material cessation or interruption of services;

            vi)   modified  or  changed  its   business   organization   or  its
                  relationship with its suppliers, customers and others having business relations with it;

            vii) incurred, assumed or guaranteed any indebtedness for borrowed money in connection with any of the Purchased Assets or the Business;

            viii) made any (a) capital  expenditure  commitment  relating to the
                  Purchased Assets or the Business by Vendor in excess of Ten Thousand U.S. Dollars (U.S.$10,000) individually or Twenty-Five Thousand U.S. Dollars (U.S.$25,000) in the aggregate for additions to property, plant, equipment or intangible capital assets comprising Purchased Assets or related to the Business likely to occur, in whole or in part, after the Closing Date, or (b) sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of, any Purchased Asset, other than sales of Inventory in the ordinary course consistent with past practice; or

            ix) authorized, agreed or otherwise committed to any of the foregoing.

      s) No Broker. Other than CIBC World Markets Inc., none of Vendor or any of its directors, officers, employees or agents has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees, commissions or other amounts with respect to this Agreement or any of the transactions contemplated hereby.

      t) Product Warranties. Except as set forth in Section 4.1t) of the Disclosure Schedule, Vendor has not made any oral or written product warranties and guarantees to third parties with respect to the Purchased Assets. No tort claims, or claims with respect to product warranties or guarantees exist relating to any of the Purchased Assets or the Business, and none to Vendor's knowledge will arise after the Closing with respect to the foregoing in connection with the Purchased Assets or the Business, including the sale of any products by Vendor prior to the Closing or by Intel UK after the Closing included in the Purchased Assets.

      u) Supplier and Foundry Relationships. Section 4.1u) of the Disclosure Schedule sets forth a complete and correct description of each (i) foundry relationship, wafer and circuit board manufacturing and fabricating agreement, understanding or commitment in connection with the Purchased Assets or the Business, (ii) integrated circuit die, circuit board, RF component, RF module or device purchase, supply or service agreement, understanding or commitment, used by or in connection with the Purchased Assets or the Business, in whole or in part, whether written or oral, and (iii) any other agreements or contracts, whether written or oral, under which Vendor has obtained services or products for the Business and use in producing the products ("Supply Contracts"). There are no fees, penalties, price uplifts, shortfall payments, bill backs or other amounts outstanding under such Supply Contracts. No condition exists that permits a termination or a material change of such Supply Contracts by the other party under such Supply Contract.

4.2   Warranties of Zarlink Canada

Zarlink Canada warrants to Purchasers as follows and acknowledges that Purchasers are relying upon such warranties in connection with the purchase by Purchasers of the Purchased Assets and that Purchasers would not have entered into this Agreement without such warranties:

      a) Due Incorporation. Zarlink Canada is duly incorporated and existing under the laws of Canada.

      b) Due Authorization. Zarlink Canada has the necessary corporate power and authority to execute this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution of this Agreement and each of the Ancillary Agreements by Zarlink Canada, and the performance by Zarlink Canada, of its obligations under such agreements have been duly authorized by all necessary action on its part. Except for the completion of notices or filings pursuant to anti-trust or competition Laws, and disclosing and filing this Agreement pursuant to applicable securities Laws, such execution and performance by Zarlink Canada, do not require any action or Consent of, any registration with, or filing, notification to, any Governmental Authority under any Laws to which Zarlink Canada, is subject.

      c) Enforceability. This Agreement and each of the Ancillary Agreements constitute a legal, valid and binding obligation of Zarlink Canada, enforceable against it in accordance with their terms subject to applicable bankruptcy, insolvency, reorganization and similar Laws affecting the enforcement of creditors rights generally and to the fact that specific performance is an equitable remedy available only at the discretion of the Court.

      d) No Conflict. The execution of this Agreement and each of the Ancillary Agreements, the consummation of the transaction contemplated herein and therein and the performance by Zarlink Canada, of its obligations hereunder and thereunder do not;

            i) violate, contravene or breach, or constitute a default under, the constating documents or by-laws of Zarlink Canada;

            ii) subject to obtaining the Consents disclosed in Section 4.1d)ii) of the Disclosure Schedule, result in the breach or violation of any contract, agreement or other instrument to which Zarlink Canada is a party; or

            iii) except for any filing or notification pursuant to anti-trust or competition and securities Laws, violate, contravene or breach any Laws.

4.3   Warranties of Purchasers

Each of Purchasers, jointly and severally, warrants to Vendor and Zarlink Canada as follows and acknowledge that Vendor and Zarlink Canada are relying upon such warranties in connection with the sale by Vendor of the Purchased Assets and that Vendor and Zarlink Canada would not have entered into this Agreement without such warranties:

      a) Due Incorporation. Each Purchaser is duly incorporated and validly existing under the Laws of its respective jurisdiction of incorporation and has all necessary corporate power and authority to own, lease and operate its respective properties and to carry on its respective business as such businesses are presently conducted.

      b) Due Authorization. Each Purchaser has the necessary corporate power and authority to execute this Agreement and each of the Ancillary Agreements, as applicable, and to perform its respective obligations hereunder and thereunder. The execution of this Agreement and each of the Ancillary Agreements and the performance by each Purchaser of its respective obligations under such agreements to which it is a party have been duly authorized by all necessary corporate action on its part. Except for the completion of notices or filings pursuant to applicable anti-trust or competition Laws, such execution and performance by each Purchaser does not require any action or Consent of, any registration with, or notification to, any Governmental Authority, or any action or Consent under any Laws to which such Purchaser is subject.

      c) Enforceability. This Agreement and each of the Ancillary Agreements to which each Purchaser is a party constitute a legal, valid and binding obligation of such Purchaser, enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and similar Laws affecting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only at the discretion of the court.

      d) No Conflict. The execution of this Agreement and each of the Ancillary Agreements to which such Purchaser is a party, the consummation of the transactions contemplated herein and therein, the performance by such Purchaser of its obligations hereunder and thereunder and the compliance by such Purchaser with this Agreement do not:

            i) violate, contravene or breach, or constitute a default under, the constating instruments or by-laws of such Purchaser;

            ii) result in the breach or violation of or conflict with, or allow any other Person to exercise any rights under, any contract or instrument to which such Purchaser is a party; or

            iii) except for any filing or notification pursuant to applicable anti-trust or competition Laws, violate, contravene or breach any Laws.

      e) No Broker. Neither of the Purchasers nor any of their respective shareholders, directors, officers, employees or agents have employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees, commissions or other amounts with respect to this Agreement or any of the transactions contemplated hereby.

                                   ARTICLE 5
                               COVENANTS OF VENDOR

5.1   Conduct of Business

From the date hereof up to the Closing Date, Vendor shall conduct its Business in the ordinary course and in a manner consistent with past practices and, without limiting the generality of the foregoing, Vendor shall not, in connection with the Business, without the prior written consent of Purchasers:

      a) cease to operate its properties and to carry on the Business as heretofore carried on or fail to maintain all of its properties, rights and assets consistently with past practices, or fail to do any and all things reasonably necessary and within its power to retain and preserve the goodwill of the Business;

      b) sell or otherwise in any way alienate or dispose of any of its assets, including its Intellectual Property or Inventory, in connection with the Business, except in the ordinary course of business consistent with past practices, or terminate any of the contracts set forth in Section 1.1o) of the Disclosure Schedule;

      c) grant to any customer, or offer to any prospective customer, any special allowance or discount, or change its pricing, credit or payment policies, other than in the ordinary course of business;

      d) modify or change its business organization, except in the ordinary course of business, modify or change its relationship with its suppliers, customers and others having business relations with it; and

      e)    authorize, agree or otherwise commit to any of the foregoing.

In addition, and without limiting the generality of the foregoing, from the date hereof up to the Closing Date, Vendor shall in connection with the Business:

      f) comply in all material respects with all Laws and duly and punctually file all reports and returns required to be filed by it pursuant to any Laws or Benefit Plans;

      g) maintain in full force and effect insurance policies on all of its properties providing coverage and amounts of coverage comparable to the coverage and amounts of coverage provided under its insurance policies in effect on the date hereof;

      h) maintain and keep its properties in accordance with existing maintenance programs; and

      i) maintain all Inventory located outside of the United Kingdom, other than in Korea and Singapore, in "bonded warehouses" located in Indonesia or the Philippines.

5.2   Examination

From the date hereof up to the Closing Date, Vendor shall continue to afford to Purchasers and their legal, accounting and other representatives reasonable access during normal business hours (without undue interference to the ordinary conduct of the business of Vendor) to (a) the Business and Purchased Assets, and
(b) appropriate executive and other key personnel and auditors of Vendor to consult with them in respect of (i) the Business and the Purchased Assets and the manner in which the Business is conducted, held or used, and (ii) any questions raised by the examination made by Purchasers and their representatives pursuant to this Section 5.2.

In addition, Intel UK and its representatives shall be given reasonable access to Vendor's Employee representatives (or the Employees themselves if no such representatives are elected) for the purposes of assisting Vendor in complying with their respective obligations under TUPE and TULCRA.

5.3   Exclusivity

Following the execution of this Agreement, neither Zarlink Canada nor Vendor will and will cause its respective subsidiaries and Affiliates not to, nor permit any of its or its Affiliates' respective directors, officers, employees or representatives to, directly or indirectly, take any of the following actions with any party other than Purchasers and Purchasers' directors, officers, employees and representatives: (i) solicit or encourage inquiries or proposals with respect to, furnish any information relating to (except as required by Law or to fulfill the fiduciary duty of directors of Zarlink Canada in connection with a potential sale of Zarlink Canada), participate in any negotiations or discussions concerning, or cooperate in any manner relating to any possible acquisition of the Business (whether by way of merger, purchase of capital stock, purchase of assets or otherwise), any material portion of the Business or any equity interest in it or its Affiliates which could affect Purchasers' ability to acquire the assets of the Business (an "Acquisition"); (ii) provide information with respect to the Business to any Person relating to (except as required by Law or to fulfill the fiduciary duty of directors of Zarlink Canada in connection with a potential sale of Zarlink Canada), or otherwise cooperate with, facilitate or encourage any effort or attempt by any Person with regard to, any possible Acquisition; or (iii) enter into any agreement with any Person providing for a possible Acquisition. Vendor and Zarlink Canada acknowledge and agree that the foregoing provision constitutes an essential and necessary inducement to Purchasers' willingness to enter into this Agreement. Vendor and Zarlink Canada warrant that neither Vendor, Zarlink Canada or other Affiliate is currently involved in discussions or negotiations with any third party with respect to an Acquisition. Vendor and Zarlink Canada will promptly communicate to Purchasers the identity of any potential third party purchaser making any such Acquisition proposal or contact to Vendor, Zarlink Canada or any Affiliate (or any of their directors, officers, employees or representatives) and the proposed terms and conditions thereof and shall provide to Purchasers copies of any written (including electronic) offers or other correspondence relating thereto from any such Person.

5.4   Closing

If each condition set forth at Section 10.2 is (i) performed or complied with, or (ii) waived by Vendor and if the Agreement is not terminated in accordance with Section 10.1, Vendor and Zarlink Canada, as applicable, shall on the Closing Date at the place of Closing:

      a) take all actions required to permit the Purchased Assets to be duly and validly transferred to, and registered in the name of, Purchasers free and clear of all Liens (except Permitted Encumbrances);

      b) execute and deliver to Purchasers all deeds of conveyance, bills of sale, assurances, transfers, assignments and documents required hereunder and any other documents necessary to sell, assign and transfer all of the Purchased Assets to Purchasers including the generality of the foregoing, assignments (to the extent permissible by Law) of the Permits (other than the Non-Transferable Permits), Owned Intellectual Property and the Contracts, and third party Consents that have been obtained;

      c) execute and deliver to Purchasers a certificate to the effect that each of Vendor's and Zarlink Canada's warranties in this Agreement are true and correct in all material respects as of the Closing Date as if made on the Closing Date; except as to breaches of the warranties contained in Sections 4.1l), 4.1p)i)C), 4.1p)i)D), 4.1p)v)A), 4.1p)vii), 4.1p)viii) or 4.1p)ix)B) arising as a result of the Consultation Process (as defined in the Employee Consultation and Indemnity Agreement) provided that Vendor and Zarlink have each complied with such agreement; that

            Vendor and Zarlink have complied in all material respects with each of its covenants in this Agreement; and that there has been no Material Adverse Change. The warranties of Vendor and Zarlink Canada made as of the Closing Date in such certificate shall be deemed made as of the Closing Date with the same effect as the warranties made by Vendor and Zarlink Canada, as applicable, herein.

      d) deliver to Purchasers certified copies of resolutions of the board of directors of Vendor and Zarlink Canada (in form and substance satisfactory to Purchasers' legal counsel, acting reasonably) authorizing and approving the sale, assignment and transfer of the Purchased Assets from Vendor to Purchasers;

      e) deliver to Purchasers a favourable opinion of Vendor and Zarlink Canada Counsel substantially in the form agreed by the Parties;

      f) execute and deliver to Intel UK a Transition Services Agreement substantially in the form agreed by the Parties;

      g) execute and deliver to Intel UK a Supply Agreement substantially in the form agreed by the Parties;

      h) execute (and, as necessary, cause any Affiliate to execute) and deliver to Intel US a Patent License Agreement substantially in the form agreed by the Parties;

      i)    execute   and   deliver  to   Purchasers   a   Non-Competition   and
            Non-Solicitation Deed substantially in the form agreed by the Parties;

      j) execute and deliver to Intel UK the Agreement Regarding Premises substantially in the form agreed by the Parties;

      k) if requested by Intel UK, deliver to Intel UK a copy of VAT records relating to the Business in accordance with Section 49 VATA 1994;

      l) deliver to Purchasers the supplement to the identification of the Purchased Assets set forth in the appropriate sub-sections of
            Section 1.1 of the Disclosure Schedule in a form reasonably satisfactory to Purchasers; and

      m)    deliver or make available to Intel UK (or its Affiliates pursuant to
            Section 2.6) all of the tangible Purchased Assets.

                                   ARTICLE 6
                             COVENANTS OF PURCHASERS

6.1   Closing

If each condition set forth at Section 10.1 is (i) performed or complied with, or (ii) waived by Purchasers, and if this Agreement is not terminated in accordance with Section 10.1 or 10.2, then Purchasers shall on the Closing Date:

      a) execute and deliver to Vendor one or more officer's certificates to the effect that Purchasers' warranties in this Agreement are true and correct in all material respects as of the Closing Date as if made on the Closing Date and that each Purchaser has complied in all material respects with each of its covenants in this Agreement. The warranties of Purchasers made as of the Closing Date in Purchasers' certificate shall be deemed made as of the Closing Date with the same effect as the warranties made by Purchasers, as applicable, herein;

      b)    execute  and  deliver  to  Vendor  assumption   agreements  in  form
            reasonably satisfactory to the Parties evidencing the assumption by Purchasers, as applicable, of the Assumed Liabilities;

      c) deliver to Vendor a favourable opinion of Purchasers' Counsel substantially in the form agreed by the Parties;

      d) execute and deliver to Vendor a Supply Agreement substantially in the form agreed by the Parties;

      e)    execute   and   deliver  to  Vendor  a  Patent   License   Agreement
            substantially in the form agreed by the Parties;

      f) execute and deliver to Vendor a Non-Competition and Non-Solicitation Deed substantially in the form agreed by the Parties;

      g) execute and deliver to Intel UK a Transition Services Agreement substantially in the form agreed by the Parties; and

      h) execute and deliver to Intel UK the Agreement Regarding Premises substantially in the form agreed by the Parties;

                                   ARTICLE 7
                                    EMPLOYEES

7.1   Employees

      a) The Parties acknowledge and agree that pursuant to TUPE, the contracts of employment between Vendor and the Employees will be transferred to Intel UK in accordance with TUPE on the Closing Date.

      b) Vendor will continue to be responsible for and will discharge all Employee Payables in respect of all Employees and, to the extent not paid directly to Employees by Vendor, Vendor shall promptly reimburse Intel UK for any Employee Payables paid by Intel UK or advance to Intel UK amounts to satisfy the payment of such Employee Payables on or after Closing, and except as provided in Section 7.3, including with respect to any payroll period commencing before, but ending after, the Closing Date.

      c) Vendor shall, or shall cause others to, take such actions as to ensure that none of the Employees to be employed by Intel UK after Closing shall have acquired any securities, interests in securities or securities options as those terms are defined for purposes of
            Part 7, Income Tax (Earnings and Pension Act) 2003 on or prior to Closing, in circumstances where any liability to pay or account for Tax could become a liability or obligation of Intel UK or any of its Affiliates on or after Closing.

      d) Vendor shall indemnify and hold harmless Intel UK and its Affiliates in respect of any liability for Tax (together with any associated costs, penalties and interest) as may arise on or after Closing in respect of any securities, interests in securities or securities options (as those terms are defined for purposes of Part 7, Income Tax (Earnings and Pension Act) 2003) where the right or opportunity to acquire such securities, interests in securities or securities options were made available to any Person by reason of the employment of the Employee by Vendor or any of its Affiliates.

7.2   Contact with Employees

Notwithstanding Section 5.2, from the date hereof until the Closing Date, neither Purchaser, nor their respective employees, agents or other representatives shall initiate or cause to be initiated any contact with any Employee unless such contact is initiated with the permission of Vendor (which permission shall not be unreasonably withheld) or otherwise as permitted by the Employee Consultation and Indemnity Agreement and for the purpose of complying with its TUPE obligations.

7.3   Retention Bonus Payments

Intel UK will pay an amount in the aggregate of up to Two million (US) dollars (US$2,000,000) in Vendor Sale Incentives and Retention Bonus Payments as follows:

      a) Intel UK will pay an amount in the aggregate of up to Nine hundred sixty thousand (US) dollars (US $960,000) (the "Vendor Sale Incentives") to Vendor's employees pursuant to and in accordance with the terms of the Vendor Sale Incentive letters relating to the sale of the Business delivered by Vendor to Intel UK, on behalf of Vendor, such payments to be made within 30 days after the Closing Date in satisfaction of (and solely to the extent of) Vendor's payment obligations thereunder.

      b) Intel UK will offer to Employees designated by Intel UK employee incentive arrangements (the "Retention Bonus Payments") providing for an aggregate of Two million (US) dollars (US $2,000,000) (less the amount of the Vendor Sale Incentives) in incentive payments payable in periodic instalments as set forth in the respective incentive arrangement agreements accepted by the applicable
            Employees. Intel UK shall promptly after execution thereof provide to Vendor copies of the agreements setting forth the Retention Bonus Payments and the terms thereof. If and to the extent Intel UK does not pay any such Retention Bonus Payments in respect of Employees, such unpaid amounts (other than such unpaid amounts subject to dispute between Intel UK and an Employee) shall be paid to Vendor no later than the second anniversary of the Closing Date.

                                   ARTICLE 8
                                 DATA PROTECTION

8.1   Compliance

Notwithstanding any other provision of this agreement, each of Purchasers, as applicable, undertakes that, on receipt of the Customer and Supplier List, TUPE Information and Books and Records:

      a) it shall duly observe all its obligations as a data processor under the DPA which arise in connection with processing of Customer Data and Employee Data;

      b) it shall comply with the eight Data Protection Principles set forth in the DPA and, in particular, it shall process Customer Data and Employee Data fairly and lawfully in accordance with the first data protection principle for the purpose of the continued provision of products and services to the Customers and in connection with the employment of the Employees and in accordance with the terms and conditions set forth in this Agreement;

      c) it shall send a fair processing notice to each Customer and Employee substantially in the form agreed by the Parties within seven (7) business days of the Closing;

      d) it shall respond to any request made by an Employee or Customer in relation to the provision of details of the product(s) and services in accordance with the "rights of data subjects" (as defined in the DPA); and

      e) it shall obtain, and at all times maintain, a notification under the DPA appropriate to the performance of its obligations under this Agreement.

                                   ARTICLE 9
                             SURVIVAL OF WARRANTIES

9.1   Survival of Warranties of Vendor and Zarlink Canada

Subject to Article 11, which shall exclusively govern the liability of the Parties with respect to the warranties of Vendor and Zarlink Canada set forth in Sections 2.1 final paragraph, 4.1 and 4.2, such warranties will survive the completion of the sale and purchase of the Purchased Assets hereunder.

9.2   Survival of Warranties of Purchasers

Subject to Article 11, which shall exclusively govern the liability of the Parties with respect to the warranties of Purchasers set forth in Section 4.3, such warranties will survive the completion of the sale and purchase of the Purchased Assets hereunder.

                                   ARTICLE 10
                              CONDITIONS OF CLOSING

10.1  Conditions for the Benefit of Purchasers

The purchase of the Purchased Assets in accordance with the terms of this Agreement is subject to the following conditions, each of which is hereby declared to be for the exclusive benefit of Purchasers. Each condition is to be performed or complied with in all respects at or prior to the Closing Date, unless expressly waived by Purchasers in writing on or prior to the Closing:

      a) Truth of Warranties of Vendor and Zarlink Canada. The warranties of Vendor and Zarlink Canada contained in this Agreement or in any certificate or other document delivered or given pursuant to this Agreement (considered individually and collectively), shall have been accurate in all material respects as of the date of this Agreement; and except as to breaches of the warranties contained in Sections 4.1l), 4.1p)i)C), 4.1p)i)D), 4.1p)v)A), 4.1p)vii),
            4.1p)viii), 4.1p)ix)B) arising as a result of the Consultation Process (as defined in the Employee Consultation and Indemnity Agreement) provided that Vendor and Zarlink Canada have each complied with such agreement, shall be true and accurate in all material respects as of the Closing Date as though made on such date. b) Performance of Covenants by Vendor. All of the covenants, obligations and agreements that Vendor is required to perform or to comply with pursuant to this Agreement at or prior to the Closing Date (considered individually and collectively) shall have been performed or complied with in all material respects at or prior to the Closing Date.

      c) Third Party Approvals. There shall have been obtained from all appropriate parties the Consents identified in Section 10.1c) of the Disclosure Schedule.

      d) Governmental Approvals. There shall have been obtained from all appropriate Governmental Authorities all Consents and assurances, in form and substance reasonably satisfactory to Purchasers' legal counsel, necessary in order to permit the transactions contemplated herein to be completed on the Closing Date without affecting or resulting in the termination, cancellation or modification of this Agreement or in the termination, cancellation, material modification non-re-issuance or non-transfer of any Permit (including the
            Non-Transferable Permits) identified in Section 10.1d) of the Disclosure Schedule.

      e) Litigation. There shall be no actions, claims, investigations, arbitrations or other proceedings (whether or not on behalf of Vendor or Zarlink Canada) pending or threatened to restrain, enjoin or invalidate any transaction contemplated by this Agreement.

      f)    Employees.   Purchasers  shall  have  received,  to  its  reasonable
            satisfaction, evidence that all of the Key Employees, 85% of the Specified Employees and 85% of all other Employees have indicated "in principle" agreement to accepting employment with Intel UK on a new contract of employment as contemplated in the Consultation Process (as defined in the Employee Consultation and Indemnity Agreement) whether by signing and returning the "in principle" agreement letter referred to in the Employee Consultation and Indemnity Agreement or by communicating "in principle" agreement in some other manner.

      g) No Material Adverse Change. Since the date of the Agreement, there shall not have occurred a Material Adverse Change.

If any of the conditions of this Section 10.1 has not been satisfied on or prior to the Closing Date, or if satisfaction of any of the conditions of this Section
10.1 becomes impossible, at any time before the Closing Date for reasons other than Purchasers' failure to comply with their obligations under this Agreement, then Purchasers may terminate this Agreement by notice to Vendor and Zarlink Canada at any time prior to the Closing without further formality.

10.2  Conditions for the Benefit of Vendor and Zarlink Canada

The sale of the Purchased Assets in accordance with the terms of this Agreement is subject to the following conditions, each of which is hereby declared to be for the exclusive benefit of Vendor and Zarlink Canada. Each condition is to be performed or complied with in all respects at or prior to the Closing Date, unless expressly waived by Vendor and Zarlink Canada in writing on or prior to the Closing:

      a) Truth of Warranties of Purchasers. The warranties of Purchasers contained in this Agreement or in any certificate or other document delivered or given pursuant to this Agreement (considered individually and collectively), shall have been accurate in all material respects as of the date of this Agreement, and shall be true and accurate in all material respects as of the Closing Date as though made on such date.

      b) Performance of Covenants by Purchasers. All of the covenants, obligations and agreements that Purchasers are required to perform or to comply with pursuant to this Agreement at or prior to the Closing Date (considered individually and collectively) shall have been performed or complied with in all material respects at or prior to the Closing Date.

      c) Litigation. There shall be no actions, claims, investigations, arbitrations or other proceedings (whether or not on behalf of Purchasers) pending or threatened to restrain, enjoin or invalidate any transaction contemplated by this Agreement.

      d) Consents. Co-contractors and appropriate Governmental Authorities shall not have imposed upon Vendor materially onerous terms in order to give their consents to the transfers of Contracts identified in
            Section 10.1c) of the Disclosure Schedule.

If any of the conditions of this Section 10.2 has not been satisfied, or if satisfaction of any of the conditions of this Section 10.2 becomes impossible, at any time before the Closing Date, for reasons other than failure by Vendor or Zarlink Canada to comply with its obligations under this Agreement, then Vendor and Zarlink Canada may terminate this Agreement by notice to Purchasers at any time prior to Closing without further formality.

10.3  Effects of Termination

If this Agreement is terminated pursuant to Section 10.1 or 10.2, then all further obligations of the Parties under this Agreement will terminate, except that the obligations in Sections 15.2 (Confidentiality), 15.6 (Notices), 15.7 (Expenses) and 15.18 (Governing Law) will survive. Notwithstanding the foregoing, if this Agreement is terminated by a Party because of the other Party's failure to comply with its obligations under this Agreement, then the terminating Party's right to pursue all legal remedies will survive such termination unimpaired.

                                   ARTICLE 11
                                 INDEMNIFICATION

11.1  Indemnification by Vendor

Vendor shall indemnify and hold Purchasers and their respective Affiliates, and each officer, director, shareholder, employee, representative and agent of the foregoing (collectively, the "Purchaser Indemnitees"), harmless from and against any claims for Losses which may be made against any Purchaser Indemnitee or which any Purchaser Indemnitee may suffer or incur as a result of, arising out of or relating to:

      a) any incorrectness in, or breach of, any warranty made by Vendor or Zarlink Canada in Section 2.1 final paragraph, Section 4.1 or in
            Section 4.2 or in any certificate delivered or given pursuant to this Agreement;

      b) any violation, contravention or breach of any covenant, agreement or obligation of Vendor under or pursuant to this Agreement, and including the obligation of

            Vendor to be responsible for and discharge on a timely basis any liability relating to the Purchased Assets or the Business that is not an Assumed Liability;

      c) any violation, contravention or breach of any covenant, agreement or obligation of Vendor under or pursuant to the Patent License Agreement; or

      d) any violation, contravention or breach of any covenant, agreement or obligation of Vendor or Zarlink Canada under or pursuant to the Employee Consultation and Indemnity Agreement.

11.2  Indemnification by Purchasers

Purchasers shall indemnify and hold Vendor and its Affiliates, and each officer, director, shareholder, employee, representative and agent of the foregoing (collectively, the "Vendor Indemnitees"), harmless from and against any claims for Losses which may be made against any Vendor Indemnitee or which any Vendor Indemnitee may suffer or incur as a result of, arising out of or relating to:

      a) any incorrectness in, or breach of, any warranty made by Purchasers in Section 4.3 or in any certificate delivered or given pursuant to this Agreement;

      b) any violation, contravention or breach of any covenant, agreement or obligation of Purchasers under or pursuant to this Agreement, including the obligation of Purchasers to assume and discharge on a timely basis the Assumed Liabilities; or

      c)    any violation, contravention or breach of any covenant, agreement or
            obligation  of   Purchasers   under  or  pursuant  to  the  Employee
            Consultation and Indemnity Agreement.

11.3  Obligation to Reimburse

The Party providing indemnification hereunder (the "Indemnifying Party") shall reimburse, on demand, to the Party being indemnified hereunder (the "Indemnified Party") the amount of any Losses suffered or incurred by the Indemnified Party, the whole as of the date that the Indemnified Party incurs any such Losses.

Indemnification payments made pursuant hereto shall be treated as a reduction or increase, as the case may be, in the Purchase Price for the Purchased Assets.

11.4  Mitigation of Losses

The Indemnified Party shall have the same obligation to mitigate its Losses as it would have at law if the Losses were the subject of a claim for damages for a breach of warranty.

11.5  Notification

Promptly upon obtaining knowledge thereof, the Indemnified Party shall notify the Indemnifying Party of any cause which the Indemnified Party has determined has given or could give rise to indemnification under this Article 11. The omission so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any duty to indemnify and hold harmless which otherwise might exist with respect to such cause unless (and only to that extent) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in this Article 11.

11.6  Defense of Third Party Claim

If any legal proceeding shall be instituted or any claim or demand shall be asserted by a third party against the Indemnified Party (each a "Third Party Claim"), then the Indemnifying Party shall have the right, after receipt of the Indemnified Party's notice under Section 11.5 and upon giving notice to the Indemnified Party within thirty (30) calendar days of such receipt, to defend the Third Party Claim at its own cost and expense with counsel of its own selection, provided that:

      a) the Indemnified Party shall at all times have the right to fully participate in the defense at its own expense;

      b) the Third Party Claim seeks only monetary damages and does not seek any injunctive or other relief against the Indemnified Party;

      c) legal counsel chosen by the Indemnifying Party is satisfactory to the Indemnified Party, acting reasonably;

      d) the Indemnifying Party shall take all steps necessary in the defense or settlement thereof and shall at all times diligently and promptly pursue the resolution thereof; and

      e) the Indemnifying Party, with respect to such Third Party Claim, acknowledges in writing to the Indemnified Party the Indemnified Party's right to indemnification pursuant hereto to the extent provided herein and provides assurances, reasonably satisfactory to such Indemnified Party, that the Indemnifying Party will be financially able to satisfy such claim to the extent provided herein if such Third Party Claim is decided adversely.

Amounts payable by the Indemnifying Party pursuant to a Third Party Claim shall be paid in accordance with the terms of the settlement or, the judgment, as applicable, but in any event prior to the expiry of any delay for a judgment to become executory.

Notwithstanding the above, if a Third Party Claim relates to any Intellectual Property included in the Purchased Assets, Purchasers shall have the right to control the defense of the Third Party Claim, and the reasonable fees and expenses of counsel to Purchasers and other reasonable out-of-pocket expenses of Purchasers shall be "Losses" for purposes of this Article 11, to the extent such Third Party Claim is ultimately determined to be an indemnifiable claim.

11.7  No Compromise

The Indemnifying Party shall not compromise and settle or cause a compromise and settlement of any Third Party Claim without the prior written consent of the Indemnified Party, unless:

      a) the terms of the compromise and settlement require only the payment of money and do not require the Indemnified Party to admit any wrongdoing or take or refrain from taking any action; and

      b) the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional satisfaction or release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably, from any and all obligations or liabilities it may have with respect to the Third Party Claim.

11.8  Failure to Defend

If the Indemnifying Party fails:

      a) within thirty (30) calendar days from receipt of the notice of a Third Party Claim to give notice of its intention to defend the Third Party Claim in accordance with Section 11.6; or

      b)    to comply at any time with Sections 11.6c), 11.6d) or 11.6e),

then the Indemnifying Party shall be deemed to have waived its right to defend the Third Party Claim and the Indemnified Party shall have the right (but not the obligation) to undertake the defense of the Third Party Claim and to compromise and settle the Third Party Claim on behalf, for the account and at the risk and expense, of the Indemnifying Party.

If the Indemnifying Party does not or cannot assume the defense of any Third Party Claim in accordance with the terms of this Article 11, the Indemnified Party may defend against such Third Party Claim in such manner as it may deem appropriate, including settling such Third Party Claim after giving notice of the same to the Indemnifying Party, on such terms as such Indemnified Party may deem appropriate. If any Indemnifying Party seeks to question the manner in which such Indemnified Party defended such Third Party Claim or the amount of or nature of any such settlement, such Indemnifying Party shall have the burden to prove by a preponderance of the evidence that such Indemnified Party did not defend such Third Party Claim in a reasonably prudent manner.

11.9  Limitation on Indemnification

      a) After Closing, save in the case of fraud or fraudulent concealment, the obligations of indemnification set forth in this Agreement shall exclusively govern the liability of the Parties under this Agreement for the warranties described in Sections 11.1a) and 11.2a) and shall (with respect to the obligations of indemnification in Sections 11.1a) and 11.2a)):

            i) with respect to any particular claim for Losses, not apply and save in the case of fraud or fraudulent concealment, the Indemnifying Party shall have no liability unless notification of any cause of indemnification has been given in accordance with Section 11.5 within two years after the Closing Date (except for any claim arising from (x) the intellectual property warranty (Section 4.1k)) in which case notification must be given within 18 months after the Closing Date and (y) the transactional warranties (Sections 4.1b), 4.1c), 4.1d), 4.2b), 4.2c), 4.2d), 4.3b), 4.3c) or 4.3d)), in which case notification may be given at any time and the Indemnifying Party shall be liable for an unlimited period), except in the event of fraud or fraudulent concealment, in which case notification may be given at any time and the Indemnifying Party shall be liable for an unlimited period;

            ii) not apply and the Indemnifying Party shall have no liability to the extent that any Loss results from the wilful misconduct, bad faith, recklessness and/or fraud or fraudulent concealment of the Party seeking indemnification;

            iii) not apply and the Indemnifying Party shall have no liability except if a Loss exceeds Five thousand (US) dollars (U.S.$5,000) (the entirety, and not the excess over Five thousand (US) dollars (U.S.$5,000) of such Loss, a "Permitted Loss") and for these purposes each Loss resulting from a series of related claims with respect to related facts or circumstances shall be aggregated and deemed to be a single Loss;

            iv) not apply and the Indemnifying Party shall have no liability until the Permitted Losses in the aggregate exceed Five hundred thousand (US) dollars (U.S.$500,000) in which case the obligation of indemnification shall apply to the entire amount, except in the event of fraud or fraudulent concealment, in which case the Indemnifying Party shall be liable for the entire amount of the Losses;

            v) not apply and the Indemnifying Party shall have no liability to the extent that the Losses claimed have been actually reimbursed through insurance to the Indemnified Party in which case the Indemnified Party shall refund any amount recovered to the Indemnifying Party to the extent such amount has previously been recovered from the Indemnifying Party under this Agreement;

            vi) not exceed Twelve million (US) dollars (U.S.$12,000,000) in the aggregate for all Permitted Losses relating to all claims, except in the event of fraud or fraudulent concealment, in which case the Indemnifying Party shall be liable for an unlimited amount;

            vii) be reduced by the amount of the Losses that are due to the failure of an Indemnified Party to mitigate such Losses as required by Section 11.4;

            viii) The  obligations  of  indemnification  set  forth in  Sections
                  11.1a) and 11.2a) shall not apply in respect of a claim to the extent that the same or circumstances giving rise thereto are fairly disclosed in the Section to the Disclosure Schedule relating to the subject matter of the claim;

            ix) Notwithstanding any other provision of this Agreement, no provision herein shall be deemed a waiver by any party of any right to specific performance or injunctive relief permitted pursuant to this Agreement, or any right or remedy arising by reason of a claim of fraud;

For the avoidance of doubt, for the purpose of Section 11.9a)vi), the obligation to indemnify and limitation of liability shall apply as if Indemnified Party meant the Vendor and Zarlink Canada taken together on the one hand, and the Purchasers taken together on the other hand;

Neither the Vendor Indemnities, taken together, nor the Purchaser Indemnities, taken together, shall be entitled to recover any sum in respect of any claim pursuant to any indemnity provided in this Agreement to the extent that to do so would involve recovery more than once in respect of the same Loss.

                                   ARTICLE 12
                                    GUARANTEE

12.1  Guarantee Undertaking by Zarlink Canada

In consideration for Purchasers entering into the Agreement, Zarlink Canada hereby unconditionally and irrevocably guarantees to Purchasers the full, due and punctual performance and observation by Vendor of all of the obligations of Vendor under the terms of this Agreement and the Employee Consultation and Indemnity Agreement (the "Obligations"). In the event of any failure by Vendor to perform or observe such Obligations, Zarlink Canada shall be liable for such Obligations arising hereunder as if it were a primary obligor.

12.2  Nature of Obligations

The Obligations of Zarlink Canada under this Article 12:

      a) shall be continuing obligations in respect of all Obligations which have not been previously discharged by Vendor and shall not be satisfied, discharged or affected by any change in the constitution or control of, or the insolvency of, or any liquidation, winding up or analogous proceedings relating to Vendor;

      b) shall be discharged on an ongoing basis by the due performance by Vendor or Zarlink Canada of the relevant Obligations, but otherwise shall not be discharged, prejudiced, lessened, affected or impaired by any act, omission or circumstance whatsoever which but for this provision might operate to release or exonerate Vendor from all or any part of such obligations or in any way discharge, prejudice, lessen, affect or impair the same; and

      c) shall not be released or diminished by any forbearance, neglect or delay in seeking performance hereby imposed or any granting of time for such performance or, except in respect of the variation of the relevant Obligation under this Article 12 in accordance with this Agreement or any variation of this Agreement or the Employee Consultation and Indemnity Agreement, as applicable.

12.3  Waiver

Zarlink Canada waives any right it may have to require Purchasers first to proceed against or claim payment from Vendor before claiming under this Article 12.

12.4  Not in Substitution

This guarantee is in addition to and without limiting and not in limitation of or substitution for any rights or security which Purchasers may now or hereafter have or hold for the performance and observance of the Obligations.

12.5  Enforceability

As a separate and independent stipulation, Zarlink Canada agrees that any Obligations expressed to be given by Vendor which may not be enforceable against or recoverable from Vendor by reason of any disability or incapacity on or on behalf of Vendor shall nevertheless be enforceable against Zarlink Canada as though the same had been incurred by Zarlink Canada and Zarlink Canada were the sole and principal obligor in respect thereof and/or shall be performed or paid by Zarlink Canada on demand being made on or after the time at which such Obligation arises.

                                   ARTICLE 13
                                     CLOSING

13.1  Date, Time and Place of Closing

The Closing shall take place at the offices of McCarthy Tetrault LLP on November 30, 2005 (in the City of Montreal) (the "Closing Date") at 12 p.m. (the "Time of Closing"), or at such other place, on such other date and at such other time as may be agreed by the Parties.

                                   ARTICLE 14
                             POST-CLOSING COVENANTS

14.1  Books and Records

After the Closing until the sixth (6th) anniversary of the Closing Date, Vendor and its representatives will have the reasonable right to inspect and make copies of the Books and Records then possessed by Purchasers relating to Vendor, the Purchased Assets or the Business on or prior to the Closing Date, and Purchasers will have the reasonable right to inspect and make copies of such books and records of Vendor or its Affiliates relating to the Business and the Excluded Assets, in each case, to the extent such party requires such information (i) for tax reporting or to contest tax assessments or reassessments; (ii) to provide information required by

Law; (iii) in connection with any action, claim, suit, demand, litigation or arbitration proceeding, investigation, enquiry or any other proceedings (collectively the "Proceedings") against such party or to which such party is a party or for which such party has a legitimate interest (other than Proceedings between Vendor and Purchasers or their Affiliates); or (iv) for any other legitimate purpose. The foregoing right of inspection shall only be exercisable upon prior reasonable notice to the other parties and in such a manner as to not interfere unreasonably with the normal operations and business of the other parties. The requesting party shall reimburse the providing party for its reasonable costs and expenses in complying with this Section 14.1. To the extent that the information contained in such Books and Records constitutes confidential information of Purchasers, Vendor and its representatives will use their due care to not disclose such information except to the extent such information (i) is required to be disclosed pursuant to an order or request of a judicial authority or Governmental Authority having competent jurisdiction or
(ii) which can be shown to have been generally available to the public otherwise than as a result of a breach of this Section 14.1. The Books and Records may nevertheless be destroyed by Purchasers if either of them sends to Vendor written notice of its intent to destroy some or all of the said Books and Records, specifying with particularity the contents of the Books and Records to be destroyed. Such Books and Records may then be destroyed after the 30th calendar day after such notice is given unless Vendor objects to the destruction, in which case Purchasers shall either agree to retain such Books and Records or deliver such Books and Records to Vendor.

14.2  Access to Employees

After the Closing, Intel UK shall make the employees of the Business available to Vendor during normal business hours for the purposes of providing Vendor with information and assistance that Vendor may reasonably require in connection with any Proceedings, except as to any Proceedings between Vendor and Intel UK or their Affiliates. Intel UK shall instruct the relevant employees to cooperate in good faith with Vendor. Vendor shall exercise this right so as to minimize any disruption to the operations of the Business and shall reimburse Intel UK and the relevant employees for the reasonable costs they may respectively incur in connection with the foregoing.

                                   ARTICLE 15
                                  MISCELLANEOUS

15.1  Risk of Loss

From the date hereof up to the Time of Closing on the Closing Date, the Purchased Assets shall be and shall remain at the risk of Vendor. If, prior to the Time of Closing on the Closing Date, all or any material portion of the Purchased Assets are destroyed or damaged by fire or other casualty or shall be appropriated, expropriated or seized by any Governmental Authority, then Purchasers shall have the option on or prior to the Time of Closing on the Closing Date:

      a) to terminate this Agreement forthwith upon written notice to Vendor to such effect; or

      b) to proceed with the Closing without reduction of the Purchase Price, in which case all proceeds of insurance or compensation for expropriation or seizure (up to the amount of the Purchase Price) shall be payable to Purchasers and all right, title and interest of Vendor to any such amounts not paid by the Closing Date shall be assigned to Purchasers pursuant to an agreement of assignment in form and substance satisfactory to the legal counsel of Purchasers, acting reasonably.

15.2  Announcements; Confidentiality

Each of the Parties hereto will hold, and will cause their respective Affiliates, consultants and advisors to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement and each of the Ancillary Agreements pursuant to the terms of the CNDA. Prior to Closing, any press release, public announcement or publicity with respect to the transactions contemplated in this Agreement shall be made only with the prior consent of the Parties unless such release, announcement or publicity is required by Law or stock exchange rules, in which case the Party required to make such release, announcement or publicity shall provide advance notice to the non-disclosing parties of the information to be disclosed and provide the non-disclosing parties a reasonable time (and if legally practicable to do so, at least two (2) business days) and cooperation to request exemption from, or confidential treatment of, such disclosure as is indicated by the non-disclosing parties, and further, shall use its reasonable efforts to obtain approval of the other Party to the form, nature and extent of such disclosure, which approval shall not be unreasonably withheld. Each Purchaser acknowledges that Zarlink Canada is obliged under U.S. and Canadian securities Laws and stock exchange rules to issue a press release upon execution of this Agreement, which shall be substantially in the form agreed by the Parties. Unless otherwise determined by a court of competent jurisdiction, each Party shall keep this Agreement and each Ancillary Agreement strictly confidential and make no disclosure thereof to any Person except the Party's advisors and lenders and except as may be required in connection with the consummation of the transactions contemplated hereby or as may be required by Law (but subject to the preceding provisions hereof), without the prior written consent of the other Parties.

15.3  Third Party Rights

      a) The Parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any Person who is not a Party.

      b) Article 11 to this Agreement confers a benefit on the Purchaser Indemnitees and the Vendor Indemnitees and, subject to Section 15.3c) below, is intended to be enforceable by the Purchaser Indemnitees and the Vendor Indemnitees by virtue of the Contracts (Rights of Third Parties) Act 1999.

      c) Notwithstanding Section 15.3b), any provision of this Agreement may be rescinded or varied in any way and at any time by the Parties without the consent of any Purchaser Indemnitees or Vendor Indemnitees who are not Parties.

15.4  Further Assurances

Each Party upon the request of another Party, whether at or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement. Each Party undertakes in good faith to use all reasonable endeavours from the date of this Agreement to procure that mutually acceptable arrangements are entered into at or prior to Closing (whether by way of assignment, licence, sub-licence or otherwise), with effect from Closing, in respect of the items of Intellectual Property described in Section 15.4 of the Disclosure Schedule.

15.5  Successors in Interest; Assignment

This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the Parties and their respective successors and assigns. None of the Parties may assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the other Parties, provided, that Purchasers may assign this Agreement to an Affiliate of either Purchaser without the prior written consent of Vendor or Zarlink Canada. No such assignment shall relieve the assigning party of its obligations or any liability hereunder if such assignee does not perform such obligation.

15.6  Notices

Any notice, consent, authorization, direction or other communication required or permitted to be given hereunder shall be in writing and shall be delivered either by personal delivery or by telecopier or similar telecommunications device and addressed as follows:

      a)    in the case of Vendor:

      Zarlink Semiconductor Limited
      Cheney Manor
      Swindon, Wiltshire, United Kingdom
      SW2 2QW

      Attention: Ian Cooper
      Telecopier: (44) 1793 518 412

      with a copy to:

      Zarlink Semiconductor Inc.
      400 March Road
      Ottawa, Ontario
      Canada
      K2K 3H4

      Attention:  Don McIntyre
      Telecopier: (613) 270-7403
      with a copy to:

      McCarthy Tetrault LLP
      1170 Peel Street
      Montreal, Quebec
      Canada
      H3B 4S8

      Attention:  Warren M. Goodman
      Telecopier: (514) 397-4187

      b)    in the case of Zarlink Canada:

      Zarlink Semiconductor Inc.
      400 March Road
      Ottawa, Ontario
      Canada
      K2K 3H4

      Attention:        Don McIntyre
      Telecopier:       (613) 270-7403

      with a copy to:

      McCarthy Tetrault LLP
      1170 Peel Street
      Montreal, Quebec
      Canada
      H3B 4S8

      Attention:      Warren M. Goodman
      Telecopier:     (514) 397-4187

      c)    in the case of Intel UK:

      Intel Corporation
      2200 Mission College Blvd.
      Santa Clara, California
      United States
      95052

      Attention:      Treasurer
      Telecopier:     (408) 653-4978
      with a copy to:

      Gibson, Dunn & Crutcher LLP

      Telephone House
      2-4 Temple House
      London EC4Y OHB, United Kingdom

      Attention: Kenneth R. Lamb
      Telecopier:     (44) 20 7070 9201

      d)    in the case of Intel UK:

      Intel Corporation (UK) Limited
      Pipers Way
      Swindon, Wiltshire, United Kingdom
      SN3 1RJ

      Attention:      Legal Department
      Telecopier:     (44) 17 9342 2195

      with a copy to:

      Gibson, Dunn & Crutcher LLP
      Telephone House
      2-4 Temple House
      London EC4Y OHB, United Kingdom

      Attention: Kenneth R. Lamb
      Telecopier:     (44) 20 7070 9201

Any notice, consent, authorization, direction or other communication delivered as aforesaid shall be deemed to have been effectively delivered and received, if sent by telecopier or similar telecommunications device on the date next following receipt of such transmission or, if by personal delivery, to have been delivered and received on the date of such delivery, provided, however, that if such date is not a business day in the jurisdiction of receipt, then it shall be deemed to have been delivered and received on the business day next following such delivery. Any Party may change its address for service by notice delivered as aforesaid.

15.7  Expenses

Each Party shall bear and pay all costs, expenses and fees (including legal counsel and accounting fees and disbursements) incurred by it in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated hereunder.

15.8  Counterparts

This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed an original, and such counterparts together shall constitute one and the same instrument.

15.9  Agent for Service

      a) Zarlink Canada irrevocably appoints Vendor to be its agent for the receipt of service of process in England. It agrees that any service document may be effectively served on it in connection with proceedings in England and Wales by service on its agent.

      b) Intel US irrevocably appoints Intel UK to be its agent for the receipt of service of process in England. It agrees that any service document may be effectively served on it in connection with proceedings in England and Wales by service on its agent.

15.10 Severability

Any Article, Section or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed herefrom and shall be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof, which provisions shall (a) be severed from any illegal, invalid or unenforceable Article, Section or other subdivision of this Agreement or any other provision of this Agreement, and (b) otherwise remain in full force and effect.

15.11 Entire Agreement

Save in the case of fraud of fraudulent concealment, this Agreement, including the Disclosure Schedule, the Ancillary Agreements and the CNDA constitute the entire Agreement between the Parties pertaining to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions of the Parties. The warranties of Vendor and Zarlink Canada contained in Sections 2.1 final paragraph, 4.1 and 4.2 and the representations and warranties of Vendor and Zarlink Canada contained in the Ancillary Agreements are the only representations and warranties made by Vendor and Zarlink Canada in connection with the transactions contemplated herein and, for greater certainty and without limiting the generality of the foregoing, no other representation, warranty or condition, whether contractual or legal, either express or implied by Vendor and Zarlink Canada or construed or relied upon by Purchasers, is made in connection with, arising out of or relating to the transactions contemplated by this Agreement. The warranties of Purchasers contained in Section 4.3 and representations and warranties of Purchasers contained in the the Ancillary Agreements are the only representations and warranties made by Purchasers in connection with the transactions contemplated herein and, for greater certainty and without limiting the generality of the foregoing, no other representation, warranty or condition, whether contractual or legal, either express or implied by Purchasers or construed or relied upon by Vendor or Zarlink Canada, is made in connection with, arising out of or relating to the transactions contemplated by this Agreement and the Ancillary Agreements.

15.12 Gender; plural; business day

Any reference in this Agreement to any gender shall include both genders and the neuter, and words herein importing the singular number only shall include the plural and vice versa. "business day" means a day which is not a bank holiday in the United Kingdom, in the Province of Ontario, Canada or the State of California, United States of America.

15.13 Interpretation

The word "including", when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific statements, items or matters set forth immediately following such word or to similar statements, items or matters, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto, but rather is to be construed to refer to all other terms or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. In the case of any direct conflict between a provision of this Agreement and a provision of any Ancillary Agreement or the CDNA, the provision of this Agreement shall prevail.

15.14 Currency

All of the dollar amounts mentioned in this Agreement or in the Disclosure Schedule annexed hereto or in any Ancillary Agreement shall be in United States (U.S.) dollars, unless otherwise specifically denominated.

15.15 Headings; References to Legal Terms

The headings in this Agreement are inserted for convenience of reference only and shall not affect the interpretation hereof. References to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term.

15.16 Amendment

No amendment to this Agreement shall be binding unless expressly provided in an instrument duly executed by the Parties.

15.17 Waiver

No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the Parties.

15.18 Governing Law

This Agreement and the relationship between the Parties is governed by and will be construed in accordance with the laws of England.

15.19 Jurisdiction

For the purpose of all legal proceedings this Agreement will be deemed to have been performed in England and the courts of England will have jurisdiction to entertain any action or dispute arising under this Agreement. Vendor, Zarlink Canada and Purchasers each submit to the exclusive jurisdiction of the courts of England.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and at the place first above mentioned.

                                             ZARLINK SEMICONDUCTOR LIMITED

                                        Per: /s/ Scott Milligan
                                             -----------------------------------
                                             Name : Scott Milligan
                                             Title: Director

                                        Per: /s/ Ian Cooper
                                             -----------------------------------
                                             Name:  Ian Cooper
                                             Title: Director

                                             ZARLINK SEMICONDUCTOR INC.

                                        Per: /s/ Donald G. McIntyre
                                             -----------------------------------
                                             Name : Donald G. McIntyre
                                             Title: Senior Vice-President,
                                                    Human Resources, General
                                                    Counsel and Secretary

                                        Per: /s/ Scott Milligan
                                             -----------------------------------
                                             Name:  Scott Milligan
                                             Title: Senior Vice-President,
                                             Finance and Chief Financial Officer

                                             INTEL CORPORATION

                                        Per: /s/ Arvind Sodhani
                                             -----------------------------------
                                             Name : Arvind Sodhani
                                             Title: Senior Vice President and
                                                    President, Intel Capital

                                             INTEL CORPORATION (UK) LIMITED

                                        Per: /s/ Arvind Sodhani
                                             -----------------------------------
                                             Name : Arvind Sodhani
                                             Title: Authorized Signer

[SIGNATURE PAGE TO ZARLINK/INTEL ASSET PURCHASE AGREEMENT]